2024
ANNUAL
REPORT

*A foundational year supporting
the growth ahead.*



TRXGOLD



TRX Gold — Poised to Accelerate Growth

Doubling Mill Capacity and Excellent Drilling Results

We are a growing junior gold mining company with an expanding production profile and significant exploration discovery potential at our expansive Buckreef Gold Project. The company is positioned to increase production after having completed the doubling of our mill capacity to 2,000 tonnes per day in 2024 and expects to generate more free cash flow in a positive gold price environment. The company is also positioned to accelerate the tremendous exploration potential at Buckreef Gold, building on its best drill results ever, which led to the discovery of a promising new gold mineralization shear zone, named "the Stamford Bridge Zone". Our business strategy is to leverage positive cash flow from operations to fund value enhancing activities in order to reduce project risk and drive value creation.

Mining is Very Important to Tanzania

TRX Gold's marquee asset, the Buckreef Gold Project, is located in Tanzania, in East Africa, a country with a mature mining sector, including the advantages of a skilled labor force, a sector-relevant domestic supply chain, and support by its government and ministries that welcome foreign investment. Tanzania is committed to supporting the growth of its mining sector and continues to seek ways to attract foreign investment partners to accelerate its GDP growth. We continue to build key local relationships and actively interface with government to achieve the best outcome for our stakeholders.

Generating Positive Cash Flow

In 2024, the Buckreef Gold mining operation generated healthy profit margins, generated positive operating cash flow, and has access to various sources of liquidity to provide the company with the financial flexibility to help accelerate growth in the short to medium term.

An Experienced Management Team

Over the last several years, TRX Gold's management team has demonstrated its skillset and expertise in advancing the Buckreef Gold Project by way of rigor, discipline and prudence. Delivering on milestones has been a number one priority. This lays a solid foundation for future growth. The company is well positioned to accelerate further growth at Buckreef Gold building on the doubling of mill capacity and record drilling results in 2024.



Message From The Chairman



DEAR VALUED SHAREHOLDERS,

How quickly the year has passed and how exciting it has been to see the changes and growth take place at our Buckreef Gold Project. We are poised to increase our production having completed the doubling of our mill capacity to 2000 tonnes per day ("tpd") and expect to generate more free cash flow in a very positive gold price environment to further exploit very promising drilling results.

Our talented and dedicated team on site, led by our experienced management team have delivered on several important milestones in order to ensure that we can continue to grow the Company and lead us down a path to becoming a significant gold producer in the African landscape.

Most notably, in 2024, the team successfully completed a significant mill expansion at the Buckreef Gold Project, from 1,000 tpd to 2,000 tpd. Furthermore, a new crushing circuit with the capacity to crush up to 4,800 tpd, has given us the built-in capacity to support future growth. In support of our commitment to growing the project, the team successfully completed important metallurgical testing work at the end of December 2024, that has allowed us to gain a clearer understanding of what is needed to improve future production metrics, such as gold grade and gold recoveries. We are very focused on improving operational efficiencies that is expected to increase annual output while maintaining high operating margins.

The Company's 2024 reported record revenues, EBITDA and Free Cash Flow and self funded our mill expansion to a 2,000 tpd commercial operation. As we continue to move forward, we remain focused on allocating capital in a disciplined manner to expand production and at the same time increasing our drilling efforts. Thank you to our local workforce and supply chain partners for their dedication and tireless efforts. As a junior gold mining company that is setting up to expand production, we are uniquely positioned to accelerate the tremendous exploration potential at the Buckreef Gold Project. On the heels of 2024, our experienced exploration team delighted us with an important new gold shear zone discovery, now named the Stamford Bridge Zone. Thus far, exploration drilling in this zone has covered up to 150 meters of strike length that is approximately 250 meters east of Buckreef Gold's Main Pit. We are very excited about these results and are committed to developing this new structure while still exploring the number of high-priority gold zones outside of Buckreef Main. This aligns with our overarching goal to increase our mineral resource and add to our life of mine.

Tanzania is committed to supporting the growth of its mining sector and continues to seek ways to attract foreign investment partners to accelerate its GDP growth. We continue to build key local relationships and actively interface with government to achieve the best outcome for our stakeholders. We also proudly issued our inaugural Sustainability Report that re-iterates our commitment to being a leading corporate citizen

Thank you shareholders, for your continued trust and support.



SHUBO RAKHIT
Chairman

Message From The CEO





DEAR SHAREHOLDERS,

2024 was quite an important year for TRX Gold. Much of the work that was accomplished this year has helped cement a foundation on which we can continue to grow our business.

We attained numerous goals; operationally, fiscally and from an exploration standpoint. Remarkably, we accomplished so much over the last 12 months, unaffected by a relatively flat capital markets environment and without a need to rely on capital raising to fund our endeavors.

Over the last 24 months, the Company has continued to self-fund important capital investments, with 2024 and the last three years spent laying the groundwork for the future. I believe that 2025 will be the year when we will begin to more significantly reap the fruits of our labor. 2025 will also be a time where we will review our recent successes and refine and increase efficiencies at the Buckreef Gold Project, so that we can get the most value from every ounce of gold that comes out of the ground.

As we take a firmer stance as a gold producer, with the intention to continue growing annual gold production, we recently welcomed a new Chief Operating Officer, Mr. Richard Boffey. Welcoming him to our team has filled a list of competencies and skills that we did not previously have on our executive team. Richard will help us in the planning and eventual reality of taking Buckreef Gold from an open-pit mine to, one day, an underground mine. In the interim, he will lead the operations team on site and support their efforts in improving current operational metrics, delivering economic studies and an updated mine plan. He will be a key contributor in the decision-making process as we get into evaluating what the next level of growth will be.

You, as shareholders, have witnessed the Company's transformation over the last three years, taking Buckreef Gold from a project at risk to one of profitability. You certainly now understand our commitment to the next phases of growth that lie ahead.

The work and planning for this have already begun and we expect to update our shareholders over the course of 2025, with the milestones that lie ahead in order to keep growing this operation.

In 2025, we will also keep up the momentum in terms of exploration and brownfield drilling at the Buckreef Gold property. Not only will we follow up on high-priority targets such as Anfield and Eastern Porphyry, but a large effort and budget will





be spent drilling at our latest discovery, the Stamford Bridge Shear Zone.

With only nine drill holes to date and a preliminary program that only began late last year, we have already struck gold mineralization over a strike length of about 150 meters— and these, located 250 m east of the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource and where current operations are ongoing in the Main Pit. It is still early days, but with additional work already scheduled, 2025 may be the year where we continue to discover additional mineable mineral resources.

Needless to say that our success is not only based on operations, but also the positive long-lasting effects that we have on our surrounding local communities, their citizens, our employees and their families. Health and safety at site, and social programs within the community also remain top of mind, as we look for ways to implement programs that can benefit this generation and the next.

On behalf of the Board and TRX Gold's management team, thank you for your support throughout the year.



STEPHEN MULLOWNEY
Director and Chief Executive Officer





2024 Financial and Operational Strength

Creating a Solid Foundation to Support Future Growth

2024 Highlights

Gold Produced	**19,389 OZ**
Gold Sold	**19,075 OZ**
Cash Costs[1]	**$1,103/OZ**
Adjusted EBITDA[1]	**$15.3M**
Gross Profit Margin	**44%**
Debt	**$0**
Cash Position	**$8.3M**



Production & Sales   ■ Production (Au Ounces)   ■ Sales (US$ '000s)

FY 2021: 1,836 / 2,524
FY 2022: 8,874 / 15,629
FY 2023: 20,759 / 20,864
FY 2024: 19,389 / 19,075



2024: Maintaining the Balance Sheet During a Year of Growth and Capital Reinvestment

Multiplier on Net Equity Cash Raised (Q1 2021 – Q4 2024)

Net amount raised	**$29,136**
Less: Difference in Cash Balance	**5,659**
Net Equity Cash Raised	**$23,477**
Capital Investment	**$50,720**
Net Working Capital Increase	**(2,245)**
Net Investment in Assets	**$48,475**
Multiplier on Net Equity Cash	**2.1x**

General and Administrative (Expense (Excluding Non-Cash Items) (US$ '000s)

FY 2021: 5,808
FY 2022: 5,781
FY 2023: 5,024
FY 2024: 5,081

Adjusted EBITDA[3] & CFO   ■ Adjusted EBITDA (US$ '000s)   ■ Cash Flow From Operations US$ '000s



FY 2021: -7,254 / -7,517
FY 2022: 3,532 / 2,955
FY 2023: 13,690 / 17,327
FY 2024: 15,262 / 15,316

[1] See Endnotes section on Non-IFRS Performance Measures

Building a Solid Foundation For Future Growth

Gold Produced
19,389 OZ

Gold Sold
19,075 OZ

Cash Costs[1]
$1,103/OZ

3rd Successful Mill Expansion to
2,000 TPD

Robust Profit Margin
44%

RECORD REVENUE
$41.2 Million
$14 million reinvested into value enhancing initiatives

RECORD EBITDA[1]
$15.3 MILLION
Organically funded growth and emphasis on non-dilution

[1] See Endnotes section on Non-IFRS Performance Measures



Milestones

2024 Operational Milestones

Delivery of the 3rd Mill Expansion Using Cash Flow From Operations

In July 2024, TRX Gold announced successful commissioning of the expanded 2,000+ tonne per day ("tpd") processing plant at Buckreef Gold. This marked the Company's third mill expansion in 36 months. The build was completed on time and on budget at a capital cost of $6 million, thanks to a reliable and efficient local supply chain as well as a competent and skilled labor force, all in Tanzania. Capital costs for the expansion project were self-funded from positive operating cash flow from operations, reaffirming Buckreef Gold's solid project economics and the Company's business plan of using cash flows to fund growth initiatives.

A New Crushing Circuit to Support Current and Future Mill Expansions

Simultaneous to the mill expansion to 2,000 tpd, the Company completed construction of a new crushing circuit, a key component of Buckreef Gold's processing facility. The new crushing circuit is expected to produce a finely crushed ore 'product' suitable for the existing and future ball mills. It is expected that the new crushing circuit will help drive increased throughput and recovery percentages and will provide increased capacity (between 3,600 to 4,800 tpd) for production, in both the near-term and for potential future expansions. It is also expected to improve options for material handling, provide equipment redundancy to eliminate or reduce plant downtime, and improve grind size allowing for more efficient, cost-effective processing of sulphide ore.

Positive Metallurgical Variability Studies Results to Support Future Mine Development

In early 2024, the Company announced positive results from a successful metallurgical variability study focused on the sulphide ore portion of the project, which encompasses approximately 90% of the Buckreef Gold Main Zone's 2M+ ounce Au Measured and Indicated Mineral Resources[1]. A bulk-sample of sulphide ore taken along the entire strike length of Buckreef Main and processed using the project's straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL, identified opportunities for operational improvement, including grind size and gold recovery. Overall the results from the study confirmed the project's ability to grow in a low-risk, phased approach, in both the near-term as the mine matures and in the future as the team continues its focus on Mineral Resource development.





Exciting Results From The Drill Bit



The Buckreef Gold land package is vast, with much blue-sky potential built-in. Toward the end of fiscal 2024, the Buckreef Gold exploration team made an exciting new discovery of a gold shear zone, now named the Stamford Bridge Zone. What began as a geotechnical hole drilled from inside the Main Zone Pit, where operations are currently ongoing, the team identified gold mineralization resembling, with very similar characteristics, the gold mineralization of the shear structure of the Main Zone. With a number of additional drill holes, the team has begun to identify a shear trend that is moving 070 degrees in an East North East direction, with a total strike length thus far of 150 meters at a distance of 250 meters from the Main Zone, and heading toward the Eastern Porphyry and Anfield zones, two highly prospective areas of gold mineralization. This new "bridge" has the potential to link the Main Zone to the latter, and the goal of the ongoing exploration campaign will be to unlock additional mineable resources for future production.

[1] See Disclosure and Cautionary Statement Regarding Forward Looking Information.

The Buckreef Gold Project

The Buckreef Gold Project is located in the Geita District of the Geita Region, south of Lake Victoria, approximately 110 kilometers southwest of the City of Mwanza, Tanzania. It is situated on the interior of the prolific Lake Victoria (Archean) Greenstone Belt, and neighbor to a number of well-known large-scale gold mining operations owned by Tier-1 gold mine operators.

Buckreef has a significant footprint that measures 16 square kilometers. The Project is easily accessed by ferry across Smiths Sound, via a paved national road and well-maintained unpaved regional roads. It is also supported by important infrastructure such as a connection to the regional electric power grid, access to water and a reliable and skilled labor force.

The Buckreef Gold Project is unique in that it allows TRX Gold the opportunity to operate a low-cost open-pit gold mine during its early years of production, thanks to near- surface gold-bearing zones consisting of mostly oxide ore and high-grade sulphide ore zones, both amenable to Buckreef Gold's current processing facility, consisting of a simple crush, grind, CIL circuitry. It also offers TRX blue-sky potential for growing the project's size, through ongoing exploration and infill drilling, with the goal of uncovering a much larger resource within the sulphide ore, that may eventuality be mined at depth.

Buckreef is comprised of highly-prospective zones, namely Buckreef, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef North, Buckreef Main and Buckreef South. The Buckreef Gold Project is fully permitted for mining and the extraction of gold, with a Special Mining License (SML) to 2032, that is renewable for the life of the deposit.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)		
Area	Tonnes MT	Grade G/T	Au Oz	Tonnes MT	Grade G/T	Au Oz	Tonnes MT	Grade G/T	Au Oz	Tonnes MT	Grade G/T	Au Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510*

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off Mineral Resources inclusive of Mineral Reserves
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability All resources below 540 mRL are classified as inferred
Estimates over variable widths of 2 to 40 meters Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3 55% attributable to the Company
Effective Date: May 15, 2020
* See Disclosure and Cautionary Statement Regarding Forward Looking Information

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below:

Buckreef Reserves	Tonnes M(t)	Grade Au (g/t)	Au Kg	Tonnes Oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010



Buckreef Gold Project location among peer gold mines within the Lake Victoria Greenstone Belt area


Port City of Mwanza
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
RUBONDO ISLANDS
GAME RESERVE
Serengeti Corridor
Speke Gulf
LEGEND
Gold Mines
Town
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

Exploration

Recent Exploration Success

Newly Discovered Stamford Bridge Shear Zone

Subsequent to the close of fiscal 2024, the Company announced its best drill results ever, on a gram x tonne x meters ("gtm") basis, at the Buckreef Gold project. Drill hole BMDD310 intersected 35.5 meters @ 5.48 g/t Au (194.54 gtm) from 64 meters. BMDD315 intersected 37 meters @ 6.86 g/t Au (253.82 gtm) from 130 meters. Finally, drill hole BMDD319 intersected 21 meters @ 8.63 g/t Au (181.23 gtm) from 81 meters. The Stamford Bridge Zone is a potentially significant shear zone and is geologically similar to the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing. This new shear structure. Results also appear to be forming a bridge between the former and the Eastern Porphyry deposit and Anfield Zone, to the Southeast.

Map Showing Location Of Recent Drill Results To The Southwest Of The Buckreef Main Zone



BUCKREEF GOLD COMPANY
BUCKREEF DEPOSIT INTERPRETED GEOLOGY WITH STAMFORD BRIDGE DRILL RESULTS UPDATE
LEGEND
Drilled DD Hole
Planned Drill Holes
Pit Design
Current Intercept
Previously Reported Intercept
Granite
Porphyry
Mineralised Shear Zone
Gabbroic Dyke
Basalt
Doleritic Basalt
N
Stamford Bridge
Buckreef Main Pit
Eastern Porphyry Deposit
BMDD310:
35.5m @ 5.48g/t Au from 64.5m
BMDD315:
37m @ 6.86g/t Au from 130m
BMDD319:
21m @ 8.63g/t Au from 81m
metres

[1] See Disclosure and Cautionary Statement Regarding Forward Looking Information.



BUCKREEF GOLD
BUCKREEF SOUTH SIGNIFICANT INTERCEPT MAP
LEGEND

Gold Mineralization Discovered Near Surface at the Anfield and Eastern Porphyry Zones

At the end of the third quarter 2023, the Company again announced important drilling results, this time from the high-priority gold zones known as Anfield and Eastern Porphyry. Both zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the Buckreef Main Zone. The results from this drill campaign are significant, as they confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and previous drill hole intersections at the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity to host mineral resources outside of the Buckreef Main Zone. Many characteristics of the high-grade mineralization observed in the Main Zone are present in the Eastern Porphyry and Anfield zones. Excited by these encouraging results, the Company has planned infill and expansion drilling at Eastern Porphyry in 2024.

Map Showing Location Of Buckreef South Drill Holes And Their Highlights

LEGEND
BMDD298
14m @ 3.48g/t Au from 27m,
25.23m @ 1.62g/t Au from 47m, 5m @
1.07g/t Au from 84m.
BMDD297
6.10m @ 1.41g/t Au from 12.9m, 2.60m @
2.08g/t Au from 61.4m,
3.82m @ 3.10g/t Au from 70m, 5.00m @
0.67g/t Au from 77m, 14.70m @1.22g/t Au
from 98.8m
BMDD300
3.61m @ 6.80g/t Au from 33.65m
BMDD299
7.39m @ 0.92g/t Au from 21.61m, 2m @
0.36g/t Au from 32m.
AFDD004
6.09m @ 1.41g/t Au from 32.45m
AFDD005
4.26m @ 1.01g/t Au from 17.09m, 2m @
2.53g/t Au from 42.8m.
4.06m @ 1.27g/t from 47.09m.
AFDD001
2.94m @ 13.74g/t Au from 43m
AFDD002
1.83m @ 1.17g/t Au from 42.71m,
4.92m @ 0.9g/t Au from 63.42m.
AFDD007
1m @ 5.71g/t Au from 137.5m
ANFIELD &
EASTERN PORPHYRY
SIGNIFICANT INTERCEPT MAP

Map Showing Location Of Recent Drill Results At Eastern Porphyry And Anfield Zones, Subparallel To The Buckreef Main Zone

CAT
CAT

Governance

Environmental, Social, Governance

Environment

Just like our stakeholders, TRX Gold places a priority on the preservation and sustainability of the environment in which we work. To do so, our work includes projects focused on mitigating adverse environmental impacts, rehabilitating or restoring disturbed areas and improving existing programs or infrastructure for the benefit of future generations. TRX undertakes best practices to prevent pollution, minimize disposal risks, and optimize waste management procedures to reduce waste, reuse materials, and promote recycling. We are committed to allocating sufficient resources to meet our environmental objectives, including ensuring effective closure planning is in place at all stages of the mining environment life cycle and undertaking progressive reclamation wherever possible.

Our Environmental, Sustainability Health and Safety Policy commits us to ongoing management of environmental impacts, and to ensuring a high level of preparedness for environmental

incidents, in order to contain, control, clean up, and eliminate negative environmental effects. This is underpinned by careful management planning to mine responsibly in line with project approval conditions, as well as progressive rehabilitation of disturbed land. We are committed to the transparency of information shared with our stakeholders, guided by our open Communication Policy, and to contribute to advancing the measurement and management of relevant critical environmental issues that stakeholders value.

We remain committed to an ISO 14001-inspired environmental management system throughout 2023 and 2024. Our risk assessments include a variety of environmental topics, and we conduct monthly inspections and audits. Annually, we conduct a third-party audit of our environmental practices, and produce a report that is submitted to the Tanzanian government.



Mine Site Rehabilitation

In 2023, an indigenous tree nursery was developed at Buckreef Gold to support mine site rehabilitation. Trees are propagated and grown to the desired size and are then moved to the proposed rehabilitation site, such as tailings storage facilities, for growing and restoring tree covers on formerly vegetated areas, thus promoting environmental sustainability through rehabilitation. The indigenous species planted include Acacia nilotica, Faidherbia albida and Brachystegiaspp.

On-Site Skills Training

As part of an eight-week long training session, 18 students from various universities across Tanzania, includ- ing the University of Dar es Salaam (UDSM), Mbeya University of Science and Technology (MUST), University of Dodoma (UDOM), and the Mineral Institute of Dodoma (MRI) spent valuable time at the Buckreef Gold Project site to learn practical skills around mining, project management and health & safety. TRX Gold is happy to support the education and skills development of whom might become our future leaders in mining.



Social

TRX Gold's approach to social welfare and sustainability is simple at its core. The Company is committed to a 100% local workforce and to positively contributing to life in and around our project and its host communities. The Company focuses on strengthening community relations through a number of social investment initiatives. Our responsibility to social welfare extends beyond our employees to their families and their dependents. It is about the bigger picture, and how we can support future generations. For one, Buckreef Gold collaborates with the Geita District Council and local wards to identify key programs that focus on short to long-term educational needs. These programs are aligned with Buckreef Gold's local hiring practices, and include Science, Technology, Engineering and Mathematics (STEM), as well as gender goals.

During fiscal year 2024, the Buckreef Gold team and the Geita District Council advanced projects aimed at supporting education and improving local infrastructure and social services within the wards of Lwamgasa, Kaseme and Busanda, being the host wards for the mine site. Among those advanced were construction activities on a new staff house in Busanda Ward, construction of two new classrooms in their final stages, at Kasesa School in Kaseme Ward, and progress made on the construction of an outpatient buidling in Lwamgasa Village.The total budget for this 2023/2024 campaign is approximately US$165,000.



TRX is guided by its core values.

Governance

Integrity

We believe that work should be conducted in an honest manner, so that TRX Gold can be a company that all stakeholders trust and are proud to do business with.

Trust

Trust is all-encompassing and finds itself in even the minutia of our day-to-day activities. Our stakeholders trust us to deliver on our promises, as we trust those that support and assist us to get the job done. Working together with trust, TRX Gold can be a great success.

Transparency

Transparency is critical to creating a trustworthy environment. We believe in open and unbiased communication with our stakeholders, knowing that sharing information with one another allows us to carry the Company forward in good and less favorable times.

Respect

We are committed to respecting all of our stakeholders and to respecting one another in the workplace. This means being inclusive, communicative and open-minded, all of which foster growth and productivity.

The Company has in place a number of governance policies to ensure that it is being led and operated in a manner that makes all stakeholders' well-being a priority. One of the leadership team's priorities is to constantly evaluate and mitigate risk at both the corporate and project levels and in doing so exercise preparedness and responses to circumstances that may arise outside of guiding parameters.

In 2023, TRX Gold began working with expert consultants on ESG risk assessments and management with the goal of beginning a more in-depth program of data capturing and disclosure to the market, aligned with definitions from the World Economic Forum and the United Nations Sustainable Development Goals.

Guiding Principles and Policies

Anti-Corruption Policy	**Audit And Risk Management Committee Charter**	**Board Of Directors Mandate**	**Code Of Ethics And Business Conduct**	**Charter Of The Compensation Committee**
Corporate Social Responsibility Policy	**Disclosure (Communications) Policy**	**Environmental, Sustainability, Health & Safety Policy**	**Insider Trading Policy**	**Whistleblower Policy And Procedures**

Tanzania: A Tier-1 Mining Jurisdiction



Mining in Tanzania – An advanced industry with solid roots

- The mining sector is already a significant contributor to the Tanzanian economy, with the GDP from mining planned to reach 10% by 2025.

- Gold exports totalled US2.95bn in 2023's year ending August 31, up from USD2.75bn in the previous year, representing about 39% of the value of mineral goods exported, and primarily generated by large scale mines. (PwC, October 2023).

- Tanzania is the third largest gold producer in Africa. (Mining Review, 2022)

Mining Infrastructure – Well advanced to support a growing industry

- With an advanced mining industry, Tanzania is host to a large labour force of proficient and highly skilled individuals for all levels of responsibility.

- Abundance of in-country materials suppliers and mining equipment and infrastructure manufactures, providing high quality goods made locally at competitive pricing.

- Tanzania's power resources include hydro, natural gas, coal, uranium, wind, geothermal, biomass, solar, tidal, and waves. Currently, Tanzania's total grid installed capacity is 1,605.86 MW composed of hydro 566.79 MW (42%), natural gas 607 MW (45%), and liquid fuel 173.40 MW (13%). (TanzaniaInvest, 2021)

- The official languages in Tanzania are English and Swahili, enabling open dialogue and interaction.

- The country is very safe and very friendly and governed by "Rule of Law", supporting a politically stable environment.

Among the Lowest Risk Mining Jurisdictions in Africa

- President Samia Suluhu Hassan has demonstrated support of foreign investment, especially in the mining sector, since her arrival in March 2021.

- Well-established Ministry of Mines, Ministry of Energy & Minerals and National Environment Management Council to ensure proper protocol and management of projects and people.

- The mining sector is mature, with a number of significant large-scale mines now operating for over two decades.

Our Team

At the helm of this quickly growing company, is a team of experienced and highly-skilled individuals that come from diverse backgrounds and career experiences. Our Board or Directors and Executive team have the enthusiasm, foresight and dedication to advance our flagship project, better our practices and explore and evaluate growth opportunities. TRX Gold's foundation was laid over a decade ago, but its future success lies in the hands of our refreshed team of leaders.

The Board of Directors is currently comprised of five Directors, three of whom are independent. Directors are elected on a yearly basis at the Company's Annual General Meeting of Shareholders. The Board oversees TRX Gold's business conduct and management's execution of objectives and strategies vis-à-vis operations, corporate development, human capital and community and societal involvement. The Board acts on behalf of our stakeholders to ensure management conduct business in line with our core values and corporate objectives.

   

STEPHEN MULLOWNEY
Chief Executive Officer, Non-Independent

SHUBO RAKHIT
Chairman, Independent[1,2]

DR NORMAN BETTS
Independent[1,2]

RICHARD J. STEINBERG
Independent[1,2]

Executive Team

   

MICHAEL P. LEONARD
Chief Financial Officer

KHALAF RASHID
Senior VP Tanzania

STEPHEN MULLOWNEY
Chief Executive Officer

RICHARD BOFFEY
Chief Operating Officer

[1]Audit & Risk Management committee

[2]Corporate Governance & Nominating Committee

Governance at the Buckreef Gold Project Level

The Company's primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company's subsidiaries (TRX Gold Tanzania Limited) and 45% owned by the State Mining Corporation ("STAMICO"), a Governmental agency of Tanzania. We are fortunate to have partners that are as dedicated as we are to making Buckreef Gold an important gold producer within the Tanzanian landscape. Over the last 10 years, we have seen positive impacts stemming from our work together, both at the project level in terms of exploration and operations as well as at the regional level. This includes the positive impact on local people and their communities, livelihood, healthcare, local economy and labor force.

To maintain this sound working relationship and to be able to effectively oversee the project's advancement, a governing Board of Directors was formed. The Buckreef Board of Directors is comprised of members from both TRX Gold management and members from STAMICO management, to ensure a fair, unbiased and properly governed management of Buckreef.



Buckreef Gold Board of Directors

EMMANUEL SUBBI	MUDRIKAT KIOBVA	YOKKETH MUMBILWA	STEPHEN MULLOWNEY	SHUBO RAKHIT	MICHAEL LEONARD	KHALAF RASHID
Ministry of Finance and Board Member, STAMICO	Company Secretary, STAMICO	Geologist (retired) and Board Member, STAMICO	Chief Executive Officer and Board Member, TRX Gold	Chairman, Independent Board Member, TRX Gold	Chief Financial Officer, TRX Gold	Senior VP, TRX Gold Tanzania

Management's Discussion and Analysis

30 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Management Disscussion & Analysis

The following Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations for TRX Gold Corporation ("TRX Gold" or the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2024, included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities through November 29, 2024, unless otherwise indicated. References to the 4th quarter of 2024 or Q4 2024, and references to the 4th quarter of 2023 or Q4 2023 mean the three months ended August 31, 2024, and August 31, 2023, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 66.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold's future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business. Mr. William van Breugel, P.Eng, BASc (Hons), technical advisor to TRX Gold Corporation, is the Company's Qualified Person under National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101") and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company's Buckreef Project has been summarized or extracted from the technical report entitled "The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold" with an effective date (the "Effective Date") of May 15, 2020 (the "2020 Technical Report"). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company's profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource ("MRE") and Mineral Reserve statements during the period ended May 31, 2024. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines.

Certain information presented in this MD&A may constitute "forward-looking statements" and "forward looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of

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the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission ("SEC") filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020 , the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource ("M&I Resource") of 35.88 million tonnes ("MT") at 1.77 grams per tonne ("g/t") gold containing 2,036,280 ounces ("oz") of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold's actions are led by the highest environmental, social and corporate governance ("ESG") standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company's Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020[1] and filed under the Company's profile on SEDAR+ and with the SEC on June 23, 2020 (the "2020 Technical Report") for more information.

Highlights – Fourth Quarter and Year Ended 2024

2024 was another milestone year for TRX Gold, as the Company completed its third successful expansion in three years, expanding the Buckreef Gold processing plant to 2,000 tonnes per day ("tpd") of processing capacity, on time and on budget. During 2024, the Company recorded production of 19,389 ounces of gold and benefited from record gold spot prices, which resulted in full year record revenue of $41.2 million, gross profit of $17.9 million, (iv) operating cashflow of $15.3 million, and (v) Adjusted EBITDA[1] of $15.3 million. The Company continued to execute on its business model of using cash flow generated from mining operations to fund additional growth and successful exploration at Buckreef Gold. The Company reinvested $14.0 million during the year and used operating cashflow to fund the plant expansion to 2,000 tpd, while maintaining its liquidity through prudent capital management. Subsequent to year-end, the Company also announced its two best drill results ever, which led to the discovery of a promising new gold mineralization shear zone named the Stamford Bridge Zone, which is highly prospective and may become a bridge between the Buckreef Main Zone, Eastern Porphyry and Anfield Zones. The Company also announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. The Company is in the process of developing finer grinding initiatives to increase gold recoveries, which is positive for both near term production potential and future Mineral Resource development. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company's sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q4 2024 and Year to Date 2024 include:

- During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity, on time and on budget. This marks the Company's third successful expansion in three years and is expected to benefit plant throughput, gold recovery and gold production beginning in fiscal 2025 ("F2025").
- During Q4 2024, the Company sold 5,715 ounces of gold, recognizing revenue of $13.6 million, gross profit of $6.6 million (48%), operating cashflow of $6.0 million and Adjusted EBITDA of $6.2 million. The increase in revenue, gross profit and Adjusted EBITDA[1] compared to the prior year comparative period is primarily related to higher gold production from the expanded 2,000 tpd processing plant, and a higher average realized price. During the period, the Company sold 5,715 ounces of gold (Q4 2023: 4,796 ounces) at an average realized price (net)[1] of $2,412 per ounce (Q4 2023: $1,936 per ounce).
- For the year ended August 31, 2024, the Company poured 19,389 ounces of gold, in line with revised full year production guidance, and sold 19,075 ounces of gold. This resulted in full year record revenue of $41.2 million, gross profit of $17.9 million (44%), operating cash flow of $15.3 million and Adjusted EBITDA[1] of $15.3 million.
- Gold production for F2025 is expected to be higher than F2024 levels, reflecting a full year of operations from the expanded 2,000 tpd processing plant, partially offset by a waste stripping campaign required to access high grade ore blocks to deliver consistent higher grade ore feed to the mill. Cash cost per ounce are expected to be in line with F2024 levels, mainly due to the impact of higher gold production, offset by waste

[1] See Cautionary Statement
Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 66.

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stripping costs in the Buckreef Main Zone.

- Subsequent to August 31, 2024, the Company announced the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone", where results are beginning to form what may become a potential 1-kilometer "bridge" between the Buckreef Gold Main Zone, where current operations are ongoing, with links to the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry, and the prospective Anfield Zone to the southeast.
- Subsequent to August 31, 2024, the Company announced its two best drill results ever, on a gram x tonne x meters ("gtm") basis, intersecting 37 meters ("m") @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m.
- Subsequent to August 31, 2024, the Company announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Results demonstrate that a finer grind size leads to higher recovery rates, and the Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries. This is positive for both near term production potential and future Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry.

Newly Expanded 2,000 TPD Mill is Fully Commissioned and Operational

- During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity, which is expected to benefit plant throughput, gold recovery and gold production beginning in F2025.
- The newly expanded processing plant was fully commissioned in September 2024 following installation of the 4-way cyclone cluster and has been consistently achieving, on average, 1,938 tpd of mill throughput following full plant commissioning, reaching a maximum of 2,016 tpd, a 149% increase over Q3 2024. Following completion of the expanded plant, Q4 2024 production increased to 5,767 ounces from Q3 2024 (4,628 ounces), a 25% increase over the prior quarter, as the increase in processing plant throughput more than offset the impact of lower head grade (Q4 2024: 1.66 g/t, Q3 2024: 2.52 g/t).
- As part of an initial phase of the plant expansion project to 2,000 tpd, during Q3 2024 the Company completed construction of the new crushing circuit. The expanded crushing system is fully commissioned and has been consistently achieving an average of 2,324 tpd of crushed material over Q4 2024, reaching a maximum of 3,302 tpd. The new crushing plant, combined with the old crushing circuit, is rated to process 3,600 to 4,800 tpd of ore at full capacity with new equipment comprising: run-of-mine ("ROM") bin, apron feeder, conveyors, vibrating grizzly, primary jaw crusher and secondary and tertiary cone crushers. The crushing plant configuration is designed to produce a finely crushed ore 'product' suitable for the existing and future ball mills to improve grind size for a more efficient, cost-effective processing of sulphide ore. This new circuit is also expected to help drive increased throughput and recovery percentages and it continues to demonstrate the Company's overall design philosophy of simplicity, redundancy, and durability making it a key component to support future growth. To assist in optimizing the crushing circuit, the Company has engaged an external consulting firm that specializes in comminution to help study and analyze the processing circuit configuration to identify gaps and optimization potential. The study expects to improve grindability and gold recovery.
- The total capital cost of the full mill expansion was budgeted to be approximately $6.0 million, which was completed on time and on budget. This marks Buckreef Gold's third successful expansion project aimed at increasing annual gold production in a de-risked, self-funded and phased approach. Moreover, through this latest expansion, the project is expected to benefit from greater economies of scale, resulting from higher processing plant throughput and higher overhead cost absorption.

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

- Subsequent to August 31, 2024, the Company announced its best drill result ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.
- The Company also announced the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone" at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef's Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.
- Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer "bridge" between

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the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022.

- The Stamford Bridge shear zone has quickly become the Company's exploration priority. An exploration program is underway to uncover the area's true gold mineralization potential. The Company is preparing a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

Metallurgical Study Results – Higher Gold Recoveries Attainable at Buckreef Gold

- During October 2024, the Company announced completion of the ongoing metallurgical variability study[3] at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold's existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study reported in Q3 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (approximately 80% sulphides to 20% oxides) at its newly expanded milling facility.
- Highlights from the results demonstrate that (i) a finer grind size leads to a higher gold recovery as gold recovery rates increased from 81.2% to 92.5% as the grind became finer from 80% - 53 µm to 80% - 5 µm; (ii) recovery results were in line with current operational performance as composites tested showed recovery rates ranging from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 µm, which is consistent with what is being experienced in current operations; (iii) Buckreef Gold is experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 µm, further supporting the fact that increased grinding will lead to higher recovery rates; and (iv) gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25µm through rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, with minimum energy consumption. The Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries.
- These metallurgical study results are positive for future potential Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

Operational and Financial Details – Fourth Quarter and Year Ended 2024

Mining and Processing

- During the twelve months ended August 31, 2024, Buckreef Gold regretfully reported one LTI at site. The accident occurred in March 2024, and the employee has since made a full recovery. For the three and twelve months ended August 31, 2024, including contractors, Buckreef Gold recorded a safety incident frequency rate of 1 (per million hours). Buckreef Gold has since achieved, for a third time, 1 million hours lost time injury free work following this incident. The Company's two main contractors, FEMA Builders Limited ("FEMA") and STAMICO, recorded a safety incident frequency rate of 0 (per million hours).
- During Q4 2024, Buckreef Gold poured 5,767 ounces of gold (Q4 2023: 4,965 ounces) and sold 5,715 ounces of gold (Q4 2023: 4,796 ounces). The increase in gold production in Q4 2024 compared to the prior year period is mainly attributable to higher mill throughput of 1,542 tpd (Q4 2023: 801 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. The higher mill throughput more than offset a lower average recovery of 77% (Q4 2023: 88%) and lower average head grade of 1.66 g/t (Q4 2023: 2.41 g/t). The lower average recovery in Q4 2024 was mainly due to a higher proportion of blended material processed in Q4 2024 (34% oxide / 66% sulphide) compared to the prior year period where the mill processed 100% oxide material at a higher average recovery. For the twelve months ended August 31, 2024, the Company produced 19,389 ounces of gold and sold 19,075 ounces of gold, a slight decrease in gold production compared to the prior year period mainly due a lower average recovery of 79% (2023: 90%) and lower average head grade of 2.19 g/t (2023: 2.38 g/t), partially offset by higher mill throughput of 973 tpd (2023: 852 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. To assist in optimizing recovery for 2025, the Company has engaged an external consulting firm that specializes in comminution to help analyze the processing circuit configuration to identify gaps and optimization potential. The study expects to improve grindability (finer grind)

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and gold recovery, consistent with the results announced upon completion of the metallurgical variability study.

- Total ore tonnes mined of 119 kt in Q4 2024 were slightly below the prior year period (Q4 2023: 168 kt), as mining activities focused on a second layback at the north end of the main zone where fewer ore tonnes were mined compared to the first layback in the prior year period. Waste tonnes mined increased to 1,250 kt (Q4 2023: 659 kt) in Q4 2024 as stripping activities focused on accelerating the pit expansion to the north end of the main zone in the second layback to expose ore for H1 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 10.5 (waste:ore tonnes) compared to the prior year period (3.9 waste:ore tonnes).

- During the twelve months ended August 31, 2024, total tonnes mined of 3,245 kt was in line with the prior year period (2023: 3,153 kt). As mining activity began to focus on waste stripping in Q4 2024, the Company accessed a higher proportion of waste tonnes to ore tonnes compared to the prior year period, contributing to a slightly higher strip ratio of 6.9 (waste:ore tonnes) (2023: 5.6 waste:ore tonnes).

- During Q4 2024, the Company entered into a finance lease agreement for fifteen pieces of heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet will replace rented equipment currently operating in the plant, while the remaining equipment will be utilized in site development projects, roadway construction, and maintenance. Additionally, this equipment is capable of supporting and supplementing, when necessary, the contract mining fleet at the site. Subsequent to August 31, 2024, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. The Company intends to use two of the newly procured owner-operated fleet within the plant, while the remainder will be used to haul materials for the site development crew. As is customary with Buckreef Gold, all equipment must have a dual purpose, thus these trucks are also capable of providing transport services to a contractor-owned mining fleet, as necessary. The Company is currently exploring all opportunities to utilize site equipment to its fullest capacity, with a focus on reducing mining costs.

F2025 Outlook

- F2025 gold production is expected to be higher than F2024 levels, reflecting a full year of operations from the expanded 2,000 tpd processing plant, partially offset by a waste stripping campaign required to access high grade ore blocks to deliver consistent higher grade ore feed to the mill. To maintain prudent capital management and an ability to fund the plant expansion to 2,000 tpd, the Company proactively deferred a portion of waste stripping originally scheduled for F2024, which limited access to certain high grade ore blocks as scheduled in the initial mine sequence. Following commissioning of

the 2,000 tpd plant in Q4 2024, the Company has scheduled a waste stripping campaign in F2025 to access the originally scheduled ore blocks. It is expected that the updated mine sequence will begin to access these high grade ore blocks in the second half of F2025 benefiting production starting in Q3 and Q4 2025. As a result, gold production is expected to be lower in H1 2025 and higher production is expected in H2 2025. Cash cost per ounce are expected to be in line with F2024 levels, mainly due to the impact of higher gold production, offset by waste stripping costs in the Buckreef Main Zone. Cash cost per ounce is expected to be slightly higher in H1 2025 and lower in H2 2025 as the mine sequence begins to access higher grade ore blocks in H2 2025.

- Operating cash flow will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at Stamford Bridge, Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (ii) additional capital programs focused on plant optimizations, recovery improvements and production growth; and (iii) enhanced CSR/ESG programs.

- Sustaining capital, excluding waste rock stripping, is expected to be consistent with F2024 levels, and includes certain infrastructure investments at Buckreef Gold, including finalizing construction of a significantly expanded TSF (TSF 2.2 Lift 2), procurement of heavy equipment, including 6 excavators, 1 dozer, 1 motor grader, 1 backhoe, 1 compactor, 3 loaders and a fleet of haul trucks to support and supplement, when necessary, the contract mining fleet at site.

- Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In F2025, capitalized stripping is expected to be highest in H1 and then incurred evenly over Q3 and Q4 based on the expected mine plan.

- Growth capital is expected to be consistent with F2024 levels and includes expansion initiatives related to the long-term growth of Buckreef Gold, including plant optimizations aimed at increasing recovery, throughput and production and study costs aimed at expanding Buckreef Gold and developing the larger project.

- Exploration spending is expected to increase in F2025 and includes diamond drill and reverse circulation drilling services provided by the State Mining Corporation ("STAMICO") for a program which includes brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Stamford Bridge and Anfield.

Inventory

- As at August 31, 2024, the ROM pad stockpile contained 298,933 tonnes at an average grade of 0.99 g/t with an estimated 9,549 ounces of contained gold. A further stockpile of

crushed mill feed of 14,850 tonnes at 1.79 g/t containing an estimated 856 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $26.1 million using the London PM Fix gold price of $2,513 per ounce as at August 31, 2024. Since year-end August 31, 2023, the Company added to the ROM pad stockpile (807 ounces) and crushed ore stockpile (436 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing.

- During the twelve months ended August 31, 2024, the Company processed stockpiled and mined material through the expanded 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,159 ounces of gold in circuit at August 31, 2024, which reflected an increase of 306 ounces from August 31, 2023, following gold elution and smelting activity during the year.

Tailings Storage (TSF 2.2)

- During Q2 2024 the initial phase of TSF 2.2 construction was completed. Beginning in Q4 2024, the Company began construction on a river training (relocation) project, in preparation for the placement of the final lift on TSF2.2. Work on that project is approximately 90% complete with the installation of an all-weather roadway and some minor grading remaining. Work has recently begun on the remaining phase of TSF 2.2 construction to bring placement of the next lift to its final approved elevation. This work will consist of minor clearing, box cutting, bulk excavation & compaction of the berm, slope finishing, installation of a HDPE liner, final erosion control, and installation of an all-weather roadway. This phase of TSF 2.2 construction is projected to be completed in early 2025. Completion of this work is expected to provide further storage until the beginning of Q1 2026. During Q4 2024, the location for TSF 3.0 was identified and work has commenced on the necessary requirements for construction of this long-term storage solution, including exploring the potential for using thickened tails (dry stacking) with co-disposal with pit waste.

Larger Buckreef Project

- The Company is currently working with geological and mine engineering consultants to analyze the options for a larger scale, expanded Buckreef operation, with the goal of exceeding the metrics outlined in the 2020 Technical Report, including annual production, IRR, NPV and key financial metrics. This analysis includes evaluating potential mill expansions to increase annual throughput capacity, flowsheet optimizations to improve mill efficiency, metallurgical engineering to improve ore recovery, open pit mine design to enhance production scheduling, underground mine design to efficiently access

deeper ore blocks, and exploration drilling with the goal of expanding current Mineral Resources and extending the life of mine.

- The Company is advancing studies on the larger project, and to date, has completed advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. During Q3 2023, the Company completed field work in determining the ultimate pit slopes of the 2-kilometer-long open pit in conjunction with consultants SGS Canada Inc ("SGSC") and Terrane Geoscience Inc. During October 2024, the Company announced completion of the ongoing metallurgical variability study[3] at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. The positive grade results confirm the amenability of sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. The study results also have positive implications for potential plant expansions and a straightforward flow sheet similar to the existing processing plant. The study results also bode well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

- The Company is currently working with our geological and mine engineering consultants to incorporate the results of these studies in assessing the design, construction and operation of a significantly expanded Buckreef operation.

Environmental, Social and Corporate Governance

- The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and twelve months ended August 31, 2024.

- Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold's local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

- An updated Memorandum of Understanding ("MoU") was signed in March 2024 between Buckreef Gold and the Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. During Q4 2024, the Company continued to progress construction activities on upgrades to the primary schools, secondary schools and health centers in the Busanda, Kaseme and Lwamgasa districts in line with the signed MoU.

- Subsequent to August 31, 2024, a new CSR plan for F2025

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was submitted to the Geita District Council for review and approval. Buckreef Gold and the Geita District Council are partnering to provide further support around education and health assistance in the wards of Lwamgasa, Kaseme and Busanda. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for F2025 to support priority areas in agreement with the Geita District Council.

• Buckreef Gold's operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 100% Tanzanian citizens (146 full-time employees, 358 contract miners and project contractors, 134 part-time/casual employees); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a '100 mile diet' by procuring all food locally. In addition, the Company is evaluating utilization of dry stack tailings for the larger project.

• The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

• The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum, and identifying its contributions to the United Nations Sustainable Development Goals over F2025.

Financial

• During Q4 2024, Buckreef Gold poured 5,767 ounces of gold (Q4 2023: 4,965) and sold 5,715 ounces of gold (Q4 2023: 4,796) at an average realized price[1] of $2,412 per ounce (Q4 2023: $1,936) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA ("OCIM") ("average realized price (net)[1]"). For the twelve months ended August 31, 2024, gold ounces poured and sold were 19,389 and 19,075 respectively (2023: 20,759 and 20,864), at an average realized price (net)[1] of $2,179 per ounce (2023: $1,845).

• During Q4 2024, the Company recognized revenue of $13.6 million (Q4 2023: $9.2 million), cost of sales of $7.0 million (Q4 2023: $5.1 million), and cash cost[1] of $1,100 per ounce (Q4 2023: $982). The Company generated gross profit of $6.6 million (48% gross profit margin) (Q4 2023: $4.1 million), operating cashflow of $6.0 million (Q4 2023: $2.7 million), and Adjusted EBITDA[1] of $6.2 million (Q4 2023: $2.8 million). The increase in revenue, gross profit, operating cashflow and Adjusted EBITDA[1] compared to the prior comparative period is mainly related to higher gold ounces sold of 5,715 (Q4 2023: 4,796) and a higher average realized price of

$2,412 per ounce (Q4 2023: $1,936).

• For the twelve months ended August 31, 2024, the Company recognized record full year revenue of $41.2 million (2023: $38.3 million), cost of sales of $23.2 million (2023: $20.1 million), and cash cost[1] of $1,103 per ounce (2023: $904). While the Company benefitted from record full year revenue, the higher cost of sales and cash cost[1] were primarily due to higher mining and processing costs related to processing a higher proportion of transitional and sulphide material (compared to oxide material). It is expected that a full year of higher processing plant throughput from the expanded 2,000 tpd processing plant will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit cash cost per ounce into F2025 and beyond. On a full year basis, the Company generated gross profit of $17.9 million (44% gross profit margin) (2023: $18.2 million), net income of $3.5 million (2023: $7.0 million), operating cash flow of $15.3 million (2023: $17.3 million) and Adjusted EBITDA[1] of $15.3 million (2023: $13.7 million). Gross profit, operating cashflow and Adjusted EBITDA[1] were in line with the prior comparative period, and mainly reflects an increase in revenue primarily related to an increase in average realized price, partially offset by an increase in cost of sales related to higher mining and processing costs related to processing a higher proportion of transitional and sulphide material (compared to oxide material).

• For F2024, to mitigate the impact of higher fuel cost associated with diesel genset power usage experienced during F2023, the Company engaged TANESCO, and the regional government to ensure better continuity of grid power as required by Buckreef Gold. In November 2023 a new 33 kilo-volt-ampere ("kVA") powerline was commissioned by TANESCO, which accesses power from a substation closer to Buckreef (60 km from site as compared to the prior powerline which is located 250 km from site). The connection of the new power line to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability for the plant. The Company is evaluating with local experts (CSI Energy) its short term and longer-term power requirements, which may include industrial scale battery power (that can act as a 'power stabilizer' and backup power source) to reduce reliance on diesel genset power in the future.

• As at August 31, 2024, the Company had cash of $8.3 million and working capital of $0.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement.

• In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively. During the year ended August 31, 2024, gold zero-cost collar contracts for a

total of 1,200 gold ounces (2023: 9,000 gold ounces) expired unexercised and 1,800 gold ounces (2023: nil) were exercised. As at August 31, 2024, and 2023, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2024, realized losses on exercised contracts amounted to $0.2 million (2023: $nil).

• During Q4 2022, the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement ("Agreement") with OCIM. The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. During November 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months.

• As at August 31, 2024, the Company recognized $5.2 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the twelve months ended August 31, 2024, the Company recovered VAT refunds from the TRA of $3.6 million. Subsequent to August 31, 2024, the Company recovered $0.9 million of VAT refunds from the TRA.

Board of Directors

• On October 9, 2023, the Company announced the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and acted as Chairman and Director since 2000.

• On October 23, 2023, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board. Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career

has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit's distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships are characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

Other

• In July 2024, the Company issued its first sustainability report, outlining the ongoing environmental and social programs throughout the region in which it operates. The report has been prepared in partial alignment with the 2023 Sustainability Accounting Standards Board Metals & Mining Industry Standard. It has also been inspired by the Stakeholder Capitalism Metrics of the World Economic Forum. The Company seeks to ensure robust ESG risk management, environmental stewardship, and social responsibility, while minimizing its environmental footprint, and contributing positively to the community in which it operates.

• On January 25, 2024, the Company's common shares listed on the Toronto Stock Exchange began trading under the symbol "TRX". The new Canadian ticker symbol now matches the Company's US ticker symbol, currently trading as "TRX" on the NYSE American exchange. This change is meant to provide better alignment of the Company's brand within Canadian and United States capital markets.

• Andrew Cheatle, Chief Operating Officer, is on a leave of absence. In his absence, Gaston Mjwahuzi, General Manager at Buckreef, is carrying out most of the responsibilities of the Chief Operating Officer with assistance from various consultants of TRX Gold.

38 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises several prospects, namely Buckreef, Eastern Porphyry, Anfield and the newly discovered Stamford Bridge. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

	Measured			Indicated			Inferred			Total (Measured + Indicated)		
Area	Tonnes MT	Grade G/T	Au Oz	Tonnes MT	Grade G/T	Au Oz	Tonnes MT	Grade G/T	Au Oz	Tonnes MT	Grade G/T	Au Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off
Mineral Resources inclusive of Mineral Reserves
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
All resources below 540 mRL are classified as inferred
Estimates over variable widths of 2 to 40 meters
Bulk Density ranges 2.0 g/cm³ to 2.8 g/cm³
55% attributable to the Company
Effective Date: May 15, 2020

The Buckreef Gold Project Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes M(t)	Grade Au (g/t)	Au Kg	Tonnes Oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

Preproducton develop mont cosls, Min eral Reserve colmale icludes dlron ining drlution and open pil
2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.
3) Contained metal may differ due to rounding.

39 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Mineral Resource and Reserve Statements

The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource ("MRE") and Mineral Reserve statements during the period ended August 31, 2024. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines. (refer to cautionary statement on page 30).

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt


Port City of Mwanza
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
LEGEND
Gold Mines
Town
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

40 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Processing Plant and Operations

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, apSelect operating, financial and stockpile information from the operation for the three and twelve months ended August 31, 2024, follows below:

Select Operating and Financial Data

Operating Data	Unit	Three months ended August 31, 2024	Three months ended August 31, 2023	Twelve months ended August 31, 2024	Twelve months ended August 31, 2023
Ore Mined	k tonnes	119	168	410	478
Waste Mined	k tonnes	1,250	659	2,835	2,675
Total Mined	k tonnes	1,369	828	3,245	3,153
Strip Ratio	w:o	10.5	3.9	6.9	5.6
Mining Rate	tpd	14,876	8,998	8,890	8,638
Mining Cost	US$/t	$3.26	$3.47	$3.86	$3.32
Plant Ore Miled	k tonnes	142	74	355	311
Head Grade	g/t	1.66	2.41	2.19	2.38
Plant Ullization	%	91	85	88	91
Plant Recovery Rate	%	77	88	79	90
Processing Cost	US$/t	$13.23	$25.76	$20.07	$21.81
Plant Mil Throughput	tpd	1,542	801	973	852
Gold Ounces Poured	oz	5,767	4,965	19,389	20,759
Gold Ounces Sold	oz	5,715	4,796	19,075	20,864
Financial Data					
Revenue[1]	$ ('000s)	13,622	9,187	41,158	38,320
Gross Profit	$ ('000s)	6,587	4,082	17,929	18,194
Net income	$ ('000s)	3,284	2,309	3,510	7,045
Adjusted EBITDA[2]	$ ('000s)	6,157	2,820	15,262	13,690
Operating Cash Flow	$ ('000s)	6,034	2,747	15,316	17,327
Average Realized Price (gross)[2]	$/oz	2,384	1,916	2,158	1,837
Average Realized Price (net)[2,3]	$/oz	2,412	1,936	2,179	1,845
Cash Cost[2]	$/oz	1,100	982	1,103	904

Gold Production and Sales

During Q4 2024, Buckreef Gold poured 5,767 ounces of gold (Q4 2023: 4,965 ounces) and sold 5,715 ounces of gold (Q4 2023: 4,796 ounces). The increase in gold production in Q4 2024 compared to the prior year period is mainly attributable to higher mill throughput of 1,542 tpd (Q4 2023: 801 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. The higher mill throughput more than offset a lower average recovery of 77% (Q4 2023: 88%) and lower average head grade of 1.66 g/t (Q4 2023: 2.41 g/t). The lower average recovery in Q4 2024 was mainly due to a higher proportion of blended material processed in Q4 2024 (34% oxide / 66% sulphide) compared to the prior year period where the mill processed 100% oxide material at a higher average recovery. For the twelve months ended August 31, 2024, the Company produced 19,389 ounces of gold and sold 19,075 ounces of gold, a slight decrease compared to the prior year period mainly due a lower average recovery of 79% (2023: 90%) and lower average head grade of 2.19 g/t (2023: 2.38 g/t), partially offset by higher mill throughput of 973 tpd (2023: 852 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. To assist in optimizing recovery for 2025, the Company has engaged an external consulting firm that specializes in comminution to help study and analyze the processing circuit configuration to identify gaps and optimization potential. The study expects to improve grindability (finer grind) and gold recovery, consistent with the results announced upon completion of the metallurgical variability study.

41 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Mining

Total ore tonnes mined of 119 kt in Q4 2024 were slightly below the prior year period (Q4 2023: 168 kt), as mining activities focused on a second layback at the north end of the main zone where fewer ore tonnes were mined compared to the first layback in the prior year period. Waste tonnes mined increased to 1,250 kt (Q4 2023: 659 kt) in Q4 2024 as stripping activities focused on accelerating the pit expansion to the north end of the main zone in the second layback to expose ore for H1 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 10.5 (waste:ore tonnes) compared to the prior year period (3.9 waste:ore tonnes). During the twelve months ended August 31, 2024, total tonnes mined of 3,245 kt was in line with the prior year period (2023: 3,153 kt). As mining activity began to focus on waste stripping in Q4 2024, the Company accessed a higher proportion of waste tonnes to ore tonnes compared to the prior year period, contributing to a slightly higher strip ratio of 6.9 (waste:ore tonnes) (2023: 5.6 waste:ore tonnes).

Mining costs per tonne primarily reflect contractor mining costs following the hiring of FEMA on a contract basis to mine ore, waste, and to construct the TSF at Buckreef Gold. Mining costs per tonne of $3.26 in Q4 2024 was lower than the prior year comparative period ($3.47) primarily due to the impact of higher tonnes mined on the fixed portion of the mining contractor management fee. On a full year basis, mining costs per tonne of $3.86 were higher than the prior year period ($3.32) primarily due to an increase in drilling and blasting cost as the Company accessed a higher proportion of harder sulphide ore (versus oxide ore) during the twelve months ended August 31, 2024.

During Q4 2024, the Company entered into a finance lease agreement for fifteen pieces of heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet will replace rented equipment currently operating in the plant, while the remaining equipment will be utilized in site development projects, roadway construction, and maintenance. Additionally, this equipment is capable of supporting and supplementing, when necessary, the contract mining fleet at the site. Subsequent to August 31, 2024, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. The Company intends to use two of the newly procured owner-operated fleet within the plant, while the remainder will be used to haul materials for the site development crew. As is customary with Buckreef Gold, all equipment must have a dual purpose, thus these trucks are also capable of providing transport services to a contractor-owned mining fleet, as necessary. The Company is currently exploring all opportunities to utilize site equipment to its fullest capacity, with a focus on reducing mining costs.

Processing

During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity. The newly expanded processing plant was fully commissioned in September 2024 following installation of the 4-way cyclone cluster and has been consistently achieving, on average, 1,938 tpd of mill throughput following full plant commissioning, reaching a maximum of 2,016 tpd, a 149% increase over Q3 2024. Following completion of the expanded plant, Q4 2024 production increased to 5,767 ounces from Q3 2024 (4,628 ounces), a 25% increase over the prior quarter, as the increase in processing plant throughput more than offset the impact of lower head grade (Q4 2024: 1.66 g/t, Q3 2024: 2.53 g/t). During Q4 2024 the processing plant achieved the following statistics: (i) average throughput of 1,542 tpd (Q4 2023: 801 tpd); (ii) plant availability of 91% (Q4 2023: 85%); and (iii) an average recovery rate of 77% (Q4 2023: 88%). While the Company benefitted from an increase in average through put following completion of the expanded 2,000 tpd processing plant, the mill processed a higher proportion of blended material (34% oxide / 66% sulphide) in Q4 2024, compared to 100% oxide material processed in Q4 2023, which impacted average recoveries. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries, consistent with the results announced upon completion of the metallurgical variability study.

For the three months ended August 31, 2024, processing costs per tonne of $13.23 were significantly lower than the prior year comparative period (Q4 2023: $ 25.76 per tonne) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,542 tpd in Q4 2024 (Q4 2023: 801) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in Q4 2024.

For the twelve months ended August 31, 2024, processing costs per tonne of $20.07 were lower than the prior year comparative period (2023: $21.81 per tonne) predominantly due to greater economies of scale, from higher overhead cost absorption following completion of the expanded 2,000 tpd processing facility in Q4 2024, combined with lower fuel costs due to an increase in grid power availability. The connection of the new powerline to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability and improved power and fuel costs compared to the prior year comparative period.

42 | ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS

AUGUST 31, 2024

43 | ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS

AUGUST 31, 2024

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at August 31, 2024, the ROM pad stockpile contained 298,933 tonnes at an average grade of 0.99 g/t with an estimated 9,549 ounces of contained gold. A further stockpile of crushed mill feed of 14,850 tonnes at 1.79 g/t containing an estimated 856 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $26.1 million using the London PM Fix gold price of $2,513 per ounce as at August 31, 2024. Since year-end August 31, 2023, the Company added to the ROM pad stockpile (807 ounces) and crushed ore stockpile (436 ounces) to support mill feed. These

fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the twelve months ended August 31, 2024, the Company processed stockpiled and mined material through the expanded 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,159 ounces of gold in circuit at August 31, 2024, which reflected an increase of 306 ounces from August 31, 2023, following gold elution and smelting activity during the year. A summary of the ROM pad and crushed ore stockpile statistics are contained in the table below:

Table: RoM Stockpile Summary (as at 31 August 2024)

Summary RoM Stockpile	Volume (m³)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	154	276	1.83	16
Blended Grade	22,311	38,150	1.40	1,716
Medium Grade	47,753	78,565	1.29	3,259
Low Grade	101,833	181,942	0.78	4,558
Total (RoM)	172,051	298,933	0.99	9,549
Crushed Ore (COS)	7,988	14,850	1.79	856
Total	**180,039**	**313,784**	**1.03**	**10,405**

Figure 3a: Buckeef Gold new and expanded crushing circuit (Q2 2024)



Figure 2: 1,000+ tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills (Q1 2024)



Figure 3b: Buckeef Gold ore moving through new crushing circuit (Q3 2024)



Figure 3c: Buckeef Gold's new 1,000 tpd ball mill (Q3 2024)



44 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS

AUGUST 31, 2024

45 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS

AUGUST 31, 2024

Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q2 2024 – first lift completed and TSF is now fully operational)



Figure 5: Buckeef Gold's Open Pit Mining Operations (Q4 2024)



Figure 6: Google Earth Satellite Image of Buckreef Gold Infrastructure (as of May 13, 2024)



Note: Google Earth image retrieved on 13 May 2024. Image can be retrieved by entering "Buckreef Gold" into the search engine on Google Earth.

46 ANNUAL REPORT
TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

- Announced in F2025 its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the Company's previous best drill hole result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone. These drill holes led to the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone" at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef's Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone. Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer "bridge" between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022. The Company has planned a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.
- Announced in F2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 m @ 3.5 g/t including 3.0 m @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.
- Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.
- Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

Subsequent to August 31, 2024, the Company announced its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

The Company also announced the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone" at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef's Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

Stamford Bridge Shear Zone Drill Results to Date:

1. Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m.
2. Hole BMDD310 intersected 35.5 m @ 5.48 g/t Au from 64 m; including 13m @8.06g/t Au.
3. Hole BMDD312 intersected 17.2 m @ 3.14 g/t Au from 164.6 m.
4. Geotechnical hole BMGT001 intersected 11.39 m @ 2.80 g/t Au from 104.0 m, and 22.0 m @ 2.36 g/t Au from 186.6 m. Both results are interpreted to be part of the Stamford Bridge Zone trend.
5. BMGT001 intersected the Buckreef Main Zone of 32.80 m @ 1.70 g/t Au (ending in mineralization) from 393.0 m.

47 ANNUAL REPORT
TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

The Stamford Bridge Zone was discovered through detailed geological mapping of the Main Pit floor that identified a trend of high-grade mineralization on the eastern side of the Main Pit trending 070 East (Figure 7). This is an exceptional discovery at the Buckreef Gold Project, resulting in the most significant mineralization identified within Buckreef Gold's drill history.

The exploration team then identified that geotechnical hole BMGT001 (one of geotechnical holes drilled as part of the Buckreef Main Zone geotechnical study completed by Terrane Geoscience Inc.) located 160 m east of the Main Pit, drilled across the Stamford Bridge (Figure 7), and was subsequently relogged (Table 1). The logging confirmed the presence of three mineralization zones, including the Stamford Bridge Zone. The zones were sampled, and the assay results are summarized below (Table 1). To date, the new Stamford Bridge Zone has shown evidence of a sheared mineralized zone with similar geological characteristics to that found in the Main Zone, i.e., zones are measured as being near vertical with strong alteration.

Thus far, drilling has covered more than 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer "bridge" between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry (see Figure 7). The latter also links to the Anfield Zone to the southeast, discovered in 2022.

The Company has planned an expanded diamond drill program to test for further mineralization along this newly developing trend. Although these are early-stage results, and only two sections along the newly identified trend have been drilled, key interpretations include:

1. The Stamford Bridge Zone is potentially a significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between Buckreef Main Zone and the Eastern Porphyry deposit to the Southeast.
2. Pinching and swelling of the Stamford Bridge Zone has been observed in the first section drilled; 4m wide in the first drillhole and over 17 m wide on the second drillhole down dip; and
3. The second section has intercepted a significant shear zone, over 35 m wide with distorted shear fabric by alteration overprint. Therefore, a minimal number of follow-up drillholes will be required to understand geometry of this new discovery.

Figure 7: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results


BUCKREEF GOLD COMPANY
BUCKREEF DEPOSIT INTERPRETED GEOLOGY WITH STAMFORD BRIDGE DRILL UPDATES
LEGEND
Planned Drill Hole
Drilled DD Hole
Pit Design
Previously Reported Intercept
New Intercept
Granite
Porphyry
Mineralised Shear Zone
Gabbroic Dyke
Basalt
Doleritic Basalt
N
Stamford Bridge
BMGT001:
11.39m @ 2.8g/t Au from 104m
22m @ 2.36g/t Au from 186.6m.
32.8m @ 1.70g/t Au from 393m.
BMDD315:
37m @ 6.86g/t Au from 130m
Incl. 23m @ 9.31g/t from 139m.
BMDD310:
35.5m @ 5.48g/t Au from 64.5m
Incl. 13m @8.06g/t from 76m
BMDD312:
17.2m @ 3.14g/t Au from 164.6m
BMDD309:
2.7m @ 1.65g/t Au from 101.8m
Buckreef Main Pit
Eastern Porphyry Deposit

48 | ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS

AUGUST 31, 2024

49 | ANNUAL REPORT
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MANAGEMENT'S DISCUSSION
AND ANALYSIS

AUGUST 31, 2024

Figure 8. Drill sections - Stamford Bridge Zone



Figure 9: Cross-section results for new drill hole BMDD315 - Stamford Bridge Zone



Table 1: Summary of Results – Stamford Bridge

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMGT001	DD	391,780	9,658,453	1,217.8	270	-50	104.00 186.00 393.00	115.39 208.00 425.80	11.39 22.00 32.80	2.80 2.36 1.70	Msh Msh Msh	Stamford Bridge Mineralised shear zone with strong alteration Buckreef Main mineralised shear zone
BMDD309	DD	391,676	9,658,400	1,216.6	334	-60	101.80	104.50	2.70	1.65	Msh	Mineralised shear zone with strong alteration
BMDD310	DD	391,723	9,658,418	1,217.2	334 Including	-60	64.50 76.00	100.00 89.00	35.50 13.00	5.48 8.06	Msh	Mineralised shear zone with strong alteration
BMDD312	DD	391,685	9,658,382	1,216.4	335	-60	164.60	181.80	17.20	3.14	Msh	Mineralised shear zone with strong alteration
BMDD315	DD	391,770	9,658,435	1,217.6	335 Including	-60	130.00 139.00	167.00 162.00	37.00 23.00	6.86 9.31	Msh	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 10. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During F2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains 'open at depth and on strike,' and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

- Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

- Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 11). In the latter the trend is aligned to several historical artisanal scale miner pits.

50 ANNUAL REPORT
TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0 192.5	148.0 198.0	5.0 5.5	0.45 0.38	Msz Msz	Shear zone with Mild alteration Shear zone with Mild alteration
BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with Mild alteration
BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0 87.2 89.0	33.0 122.0 99.0	3.0 34.8 10.0	0.42 1.26 3.08	Msz Msz Msz	Shear zone with Mild alteration Mineralised shear zone with mild to strong alteration Shear zone with strong alteration
BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0 79.5	38.7 99.0	4.7 19.5	0.32 0.74	Msz Msz	Shear zone with mild alteration Mineralised Shear zone with mild alteration
BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration
BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration
BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9 43.3 54.0 77.0	30.0 45.0 57.7 81.0	2.1 1.7 3.7 4.0	1.21 0.56 1.73 0.5	Msz	Mineralised shear zone with mild to strong alteration
BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0 41.0	25.0 44.0	2.0 3.0	1.76 0.47	Msz	Mineralised shear zone with mild alteration
BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0 108.0 131.0	83.5 110.0 136.0	1.5 2.0 5.0	0.82 0.71 0.52	Msz	Mineralised shear zone with mild alteration
BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration
BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration
BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration
BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5 43.0 53.7 56.0 80.3	29.2 52.1 70.2 63.0 84.6	1.8 9.1 16.5 7.0 4.3	0.51 0.58 2.01 3.27 0.96	Msz	Mineralised shear zone with mild to strong alteration
BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6 83.0 128.0	71.6 89.3 131.0	8.1 6.3 3.0	0.65 1.00 0.74	Msz	Mineralised shear zone with mild alteration
BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0 48.0 140.6 148.9	46.0 51.0 142.0 159.4	5.0 3.0 1.4 10.5	1.13 0.63 2.72 0.96	Msz	Mineralised shear zone with mild to strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

51 ANNUAL REPORT
TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD297	DD	391,955	9,657,841	1,223	126	55	12.90 61.40 70.00 98.80	19.00 64.00 73.82 113.50	6.10 2.60 3.82 14.70	1.41 2.08 3.10 1.22	FP FP FP FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations. Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.
BMDD298	DD	391,997	9,657,844	1,223	124	60 Includ-ing	27.00 27.00 47.00 84.00	41.00 30.00 72.23 89.00	14.00 3.00 25.23 5.00	3.48 10.96 1.62 1.07	FP FP FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
BMDD310	DD	391,901	9,657,813	1,223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric
BMDD299	DD	391,989	9,657,821	1,191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Table 4: Anfield Prospect Significant Intercept Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein
AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71 83.42	44.54 88.34	1.83 4.92	1.17 0.9	MB	Sheared mafic volcanic rock
AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock
AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09 42.8 47.09	21.35 44.8 51.15	4.26 2.00 4.06	1.01 2.53 1.27	MB	Sheared mafic volcanic rock hosting quartz vein Sheared mafic volcanic rock
AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

52 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

53 ANNUAL REPORT
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MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

Figure 10: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend



Figure 11: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension



54 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Larger Project – Metallurgical Results, Ongoing Test Work and Results of Metallurgical Variability Study

The Company continues to work on its mid-to-long-term larger project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

- Hole BMMT015 intersected **28.0 m grading @ 10.68 g/t Au** from 0 m;
- Hole BMMT020 intersected **123.0 m grading @ 2.69 g/t Au** from 3 m;
- Hole BMMT009 intersected **121.0 m grading @ 2.96 g/t Au** from 3 m;
- Hole BMMT022 intersected **106.0 m grading @ 4.19 g/t Au** from 85 m, 77 m grading @ 3.09 g/t from 241 m; and
- Hole BMMT021 intersected **90.0 m grading @ 1.56 g/t Au** from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 12.

Figure 12: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights


390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,658,500 mN
9,658,000 mN
LEGEND
Significant Intercept g/t Au
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY SIGNIFICANT INTERCEPT MAP

55 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Table 4: Metallurgy Drill Hole Sample Results Summary

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone
BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone
BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone
BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone
BMMT008	DD	391,292.3	9,658,48.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining
BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0 127.0 152.0	124.0 148.0 157.0	121.0 21.0 5.0	2.96 0.79 0.2	Msz Msz Msz	Oxidised and Mineralised shear zone Shear zone with mild alteration Shear zone with mild alteration
BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0 87.0 100.0 144.0	86.0 97.0 129.0 170.0	17.0 10.0 29.0 26.0	3.82 0.82 3.28 3.59	Msz Msz Msz Msz	Mineralised shear zone with strong alteration Shear zone with mild alteration Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration
BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0 85.0 127.0	84.0 114.0? 137.0	64.0 29.0 10.0	1.17 0.37 2.08	Msz Msz Msz	Mineralised shear zone with strong alteration Shear zone with mild alteration Mineralised shear zone with strong alteration
BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining
BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration
BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining
BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0 49.0 96.0	41.0 76.0 101.0	34.0 27.0 5.0	2.03 1.45 0.37	Msz Msz	Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration Shear zone with mild alteration
BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone
BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0 43.0 57.0 143.0	33.0 53.0 141.8 169.0	29.0 10.0 84.8 26.0	2.97 0.34 0.64 0.63	Msz Msz Msz Msz	Mineralised shear zone with Quartz Veining Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration
BMMTO19	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0 86.0 100.0 135.0 161.0 200.0 214.0 222.0	78.0 91.0 111.0 142.0 167.0 212.0 218.0 229.8	28.0 5.0 11.0 7.0 6.0 12.0 4.0 7.8	2.33 0.43 0.55 0.77 0.55 0.75 0.32 0.55	Msz Msz Msz Msz Msz Msz Msz Msz	Mineralised shear zone with strong alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration
BMMTO20	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0 128.0 152.0 202.0	126.0 130.0 154.0 208.0	123.0 2.0 2.0 6.0	2.69 1.55 2.00 2.82	Msz Msz Msz Msz	Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration
BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0 88.0 118.0 139.0 238.0	80.0 91.0 126.0 229.0 245.0	78.0 3.0 8.0 90.0 7.0	0.58 0.33 0.54 1.56 0.95	Msz Msz Msz Msz Msz	Mineralised shear zone with quartz veining Mineralised shear zone with quartz veining Mineralised shear zone with mild alteration Mineralised shear zone with strong alteration Mineralised shear zone with mild alteration
BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0 58.0 85.0 194.0 213.0 241.0 321.0	54.0 72.0 191.0 211.0 240.0 318.0 338.0	12.0 14.0 106.0 17.0 27.0 77.0	0.3 0.76 4.19 1.16 1.78 3.09 2.95	Msz Msz Msz Msz Msz Msz Msz	Mineralised shear zone with mild alteration Mineralised shear zone with mild alteration Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

56 | ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

57 | ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

Subsequent to August 31, 2024, the Company announced completion of the ongoing metallurgical variability study[3] at the Buckreef Gold Project, with results confirming excellent gold recovery rates for the processing of sulphide ore. Metallurgical test work on the sulphide ore portion of the project, which encompasses approximately 90% of the Buckreef Main Zone's 2M+ ounce Au Measured and Indicated Mineral Resources[1], has been an important area of focus for the Company, as it continues to grow the project in a low-risk, low-cost, value accretive manner. As a key value driver for the Company, metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold's existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study reported on in October 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (80% sulphides to 20% oxides) at its newly expanded milling facility. As part of this recent phase of test work, drill core from a total of 18 metallurgical holes (2,367 meters) along the entire strike of the Buckreef Main deposit, were blended into samples that were then processed and tested against variable benchmarks within a processing flowsheet. Highlights from the results demonstrate:

- **A finer grind size leads to a higher gold recovery:** Batch samples were each milled at a specific grind size, incrementally finer in nature, resulting in incrementally improved gold recovery grades. The gold recovery rate increased from 81.2% to 92.5% as the grind became finer from 80% - 53 μm to 80% - 5 μm.

- **Results in line with current operational performance:** For the 15 composites tested in the most recent study, recovery rates ranged from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 μm, which is consistent with what is being experienced in current operations. Buckreef Gold is also experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 μm, further supporting the fact that increased grinding will lead to higher recovery rates.

- **Increasing gold recovery in current operations:** Test results showed that the gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25μm. An upgrade of the existing Buckreef Process Plant flowsheet to include rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, is expected to achieve the targeted grind size (gold liberation) with minimum energy consumption. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries.

- **Low cost, self-funded expansion opportunities can continue:** The positive grade recovery results and increased understanding of the metallurgy of the Buckreef Gold Project, confirm the direction of TRX Gold's current business strategy, by providing the Company with the optionality for near term mine planning of the sulphide ore. The results also speak to the robust project economics of the Buckreef Gold Project and the potential for future plant expansions and optimizations.

- **Positive outlook for additional Mineral Resources:** This also bodes well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

Geotechnical Analysis Field Work

SGSC – Terrane Geoscience completed the geotechnical analysis work for the deeper pit design. Field work included a drilling program that constituted 5 holes for 1,571 meters. Associated detailed field work involving packer tests, downhole televiewer, co-axial rock strength testing and standard geotechnical logging of the footwall and hanging wall lithologies has been completed and analysis of results continues. Selected samples have been sent to a geomechanical laboratory in Canada for further analysis. The results of this work will be instrumental in determining pit slope angles for the ultimate pit. This work is now complete, and results are being incorporated into long term mine plans for optimal and safe open pit ore extraction.

Financial Highlights – Fourth Quarter and Year Ended 2024

For the three months ended August 31, 2024, Buckreef Gold poured 5,767 ounces of gold and sold 5,715 ounces of gold at an average realized price (net)[1] of $2,412 per ounce. The Company recognized revenue of $13.6 million for the three months ended August 31, 2024.

Cost of sales, which includes production costs, royalties and depreciation, was $7.0 million generating a gross profit of $6.6 million or 48% during Q4 2024. After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded net income of $3.3 million for Q4 2024.

Q4 2024 ounces sold (5,715 ounces) generated positive operating cash flow of $6.0 million. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project.

As at August 31, 2024, the Company had a cash balance of $8.3 million and working capital of $0.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

For the twelve months ended August 31, 2024, Buckreef Gold produced and sold 19,389 and 19,075 ounces of gold, respectively. The Company recognized revenue of $41.2 million and cost of sales was $23.2 million generating a gross profit of $17.9 million or 44%. The Company recorded net income of $3.5 million and generated positive operating cash flow of $15.3 million which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended August 31, 2024, the Company incurred a total of $5.2 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including expenditures related to finalizing the plant expansion to 2,000 tpd ($0.8 million), equipment leases for seven pieces of mobile equipment to supplement the contractor-owned fleet with an owner's operated fleet for Buckreef's mining operations ($1.6 million), study costs related to the larger project ($0.1 million), construction of a significantly expanded TSF ($0.1 million), and capitalized pre-stripping mine development activity with FEMA which is expected to benefit production into F2025.

For the twelve months ended August 31, 2024, the Company incurred a total of $14.0 million in cash capital expenditures, mainly related to the plant expansion to 2,000 tpd, construction of an expanded TSF, equipment leases for seven pieces of mobile equipment to support Buckreef's mining operations, dewatering pumps to maintain a dry pit during the wet season, study costs related to the larger project, relocation of the powerline to accommodate expanded mining of the pit, and capitalized pre-stripping mine development with FEMA.

Selected Financial Information

The following information has been extracted from the Company's consolidated financial statements for the three and twelve months ended August 31, 2024, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended August 31, 2024	As at and for the twelve months ended August 31, 2024	As at and for the three months ended August 31, 2023	As at and for the twelve months ended August 31, 2023
Net income (loss) and comprehensive income (loss) attributable to shareholders	2,055	(470)	1,401	2,250
Basic income (loss) per share	0.01	(0.00)	0.01	0.01
Total assets	98,860	98,860	84,200	84,200
Total long term financial liabilities	11,538	11,538	5,334	5,334

58 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

Financial Results

Three months ended August 31, 2024

	2024	2023
Revenue	**$13,622**	$9,187
Cost of sales	**(7,035)**	(5,105)
Gross profit	**6,587**	4,082
General and administrative expense	**(1,528)**	(2,122)
Change in fair value of derivative financial instruments	**1,948**	1,635
Foreign exchange	**99**	1
Interest, net and other expense	**(782)**	(339)
Income tax expense	**(3,040)**	(948)
Net income and comprehensive income	**$3,284**	$2,309
Net income and comprehensive income attributable to non-controlling interests	**1,229**	908
Net income and comprehensive income attributable to shareholders	**2,055**	1,401

Revenue

For the three months ended August 31, 2024, the Company recognized revenue of $13.6 million (Q4 2023: $9.2 million). The increase in revenue compared to the prior year comparative period is primarily related to an increase in gold ounces sold and a higher average realized price. During the period, the Company sold 5,715 ounces of gold (Q4 2023: 4,796 ounces) at an average realized price (net)[1] of $2,412 per ounce (Q4 2023: $1,936 per ounce).

Cost of sales

Cost of sales for the three months ended August 31, 2024, was $7.0 million (Q4 2023: $5.1 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

For the three months ended August 31, 2024, the Company recorded production costs of $5.3 million (Q4 2023: $4.0 million) and royalties of $1.0 million (Q4 2023: $0.7 million) based on a 7.3% statutory royalty rate in Tanzania.

Cash cost[1] which includes production costs and royalties were $1,100 per ounce (Q4 2023: $982 per ounce). The increase in cost of sales and cash cost[1] compared to the prior year comparative period is primarily related to higher mining costs, processing costs and royalties in Q4 2024. Mining costs were higher as the Company mined additional waste tonnes to expand stripping activities in Q4 2024 to focus on accelerating the pit expansion to the north end of the main zone in the second layback to expose ore for H1 2025. Processing costs increased as a result of higher tonnes processed following commissioning of the 2,000 tpd processing plant, which led to an increase in consumables, reagents, fuel and power consumption. This combined with lower processed head grade compared to the prior year period led to an increase in cash cost per ounce. Royalties were higher due to the impact of the 7.3% statutory royalty rate on higher quarterly revenue as a result of higher ounces produced (Q4 2024: 5,767 ounces, Q4 2023: 4,965 ounces) and a higher average realized price (net)[1] of $2,412 per ounce (Q4 2023: $1,936 per ounce). While cost of sales increased relative to the prior year comparative period, gross profit increased to $6.6 million (Q4 2023: $4.1 million) or 48% (Q4 2023: 44%), as the Company benefitted from higher gold production and a higher average realized gold price.

On November 1, 2022, the Company declared commercial production for the processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput at nameplate capacity. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the three months ended August 31, 2024, the Company recorded depreciation of $0.7 million (Q4 2023: $0.4 million).

59 ANNUAL REPORT TRX GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
AUGUST 31, 2024

General and administrative expenses

During the three months ended August 31, 2024, the Company recorded general and administrative expenses of $1.5 million compared to $2.1 million for the prior year period. The variance compared to the prior year period was mainly due to a decrease in share based expense as a result of timing of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the three months ended August 31, 2024, the Company recorded a gain on change in fair value of derivative financial instruments of $1.9 million compared to a gain of $1.6 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a reduction in the remaining term of the warrants (due to the passage of time), combined with a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the three months ended August 31, 2024, the Company recorded interest and other expense of $0.8 million compared to $0.3 million in the prior year period. This is primarily related to time-barred VAT that was expensed during the quarter following unsuccessful efforts to resolve historical documentation issues with the Tanzanian Revenue Authority.

Income tax expense

Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2024, the Company recorded income tax expense of $3.0 million (Q4 2023: $0.9 million), comprised of a current income tax expense of $0.8 million (Q4 2023: $0.2 million) and deferred income tax expense of $2.2 million (Q4 2023: $0.7 million) based on current Tanzanian statutory tax rates.

Net income and comprehensive income

The Company reported net income for the three month period ended August 31, 2024, of $3.3 million ($2.1 million net income attributable to shareholders, basic and diluted earnings per share of $0.01) compared to net income of $2.3 million in the prior year period ($1.4 million net income attributable to shareholders, basic and diluted earnings per share of $0.01). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit of $6.6 million (Q4 2023: $4.1 million) resulting from an increase in ounces of gold sold (Q4 2024: 5,715, Q4 2023: 4,796) and an increase in average realized price (Q4 2024: $2,412, Q4 2023: $1,936 per ounce). This, combined with lower general and administrative expenses and an increased gain on change in fair value of derivative financial instruments, was partially offset by an increase in in interest and other expenses and higher income tax expense following an increase in net income realized during Q4 2024.

Twelve months ended August 31, 2024

	2024	2023
Revenue	**$41,158**	$38,320
Cost of sales	**(23,229)**	(20,126)
Gross profit	**17,929**	18,194
General and administrative expense	**(6,889)**	(7,628)
Change in fair value of derivative financial instruments	**1,023**	3,305
Foreign exchange	**284**	212
Interest, net and other expense	**(2,011)**	(1,707)
Income tax expense	**(6,826)**	(5,331)
Net income and comprehensive income	**$3,510**	$7,045
Net income and comprehensive income attributable to non-controlling interests	**3,980**	4,795
Net income and comprehensive income attributable to shareholders	**(470)**	2,250

60 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

61 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

Revenue

For the twelve months ended August 31, 2024, the Company recognized revenue of $41.2 million (2023: $38.3 million). The increase in revenue compared to the prior year comparative period is primarily related to an increase in average realized price, partially offset by lower gold production and lower ounces of gold sold. During the period, the Company sold 19,075 ounces of gold (2023: 20,864 ounces) at an average realized price (net)[1] of $2,179 per ounce (2023: $1,845 per ounce).

Cost of sales

Cost of sales for the twelve months ended August 31, 2024, was $23.2 million (2023: $20.1 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation.

For the twelve months ended August 31, 2024, the Company recorded production costs of $17.9 million (2023: $16.1 million) and royalties of $3.1 million (2023: $2.8 million) based on a 7.3% statutory royalty rate in Tanzania.

Cash cost[1] (which includes production costs and royalties) of $1,103 per ounce were higher than the prior year period (2023: $904 per ounce). The increase in cost of sales and cash cost compared to the prior year comparative period is primarily due to higher mining costs, processing costs and royalties incurred during the twelve months ended August 31, 2024. Mining costs in the twelve months ended August 31, 2024, were $3.86 per tonne, which was higher than the prior year comparative period ($3.32) primarily due to an increase in drilling and blasting cost, as mining activity accessed a higher proportion of sulphide ore compared to the prior year period which was mainly oxide ore and transitional material. Processing costs increased as a result of higher tonnes processed following commissioning of the 2,000 tpd processing plant in Q4 2024, which led to an increase in consumables, reagents, fuel and power consumption. This combined with lower processed head grade compared to the prior year period led to an increase in cash cost per ounce. Royalties were higher due to the impact of the 7.3% statutory royalty rate on higher full year revenue as a result of increase in average realized price (2024: $2,179 per ounce, 2023: $1,845 per ounce), partially offset by lower gold production and lower ounces of gold sold (2024: 19,075 ounces of gold sold, 2023: 20,864 ounces).

For the twelve months ended August 31, 2024, the Company recorded depreciation of $2.2 million (2023: $1.3 million). The increase in depreciation is mainly due to the twelve months ended August 31, 2024, reflecting a full twelve months of depreciation whereas the prior year comparative period only reflected ten months of depreciation, following commercial production declaration on November 1, 2022.

General and administrative expenses

During the twelve months ended August 31, 2024, the Company recorded general and administrative expense of $6.9 million compared to $7.6 million for the prior year period. The variance compared to the prior year period was mainly due to a decrease in share based expense as a result of timing of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the twelve months ended August 31, 2024, the Company recorded a gain on change in fair value of derivative financial instruments of $1.0 million compared to a gain of $3.3 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a reduction in the remaining term of the warrants (due to the passage of time), combined with a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the twelve months ended August 31, 2024, the Company recorded interest and other expense of $2.0 million compared to $1.7 million in the prior year period. The increase is primarily related to time-barred VAT that was expensed during the year following unsuccessful efforts to resolve historical documentation issues with the Tanzanian Revenue Authority.

Income tax expense

Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2024, the Company recognized income tax expense of $6.8 million (2023: $5.3 million), comprised of a current income tax expense of $1.6 million (2023: $1.0 million) and deferred income tax expense of $5.2 million (2023: $4.3 million) based on current Tanzanian statutory tax rates.

Net income and comprehensive income

The Company reported net income for the twelve month period ended August 31, 2024, of $3.5 million ($0.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.00) compared to net income of $7.0 million in the prior year period ($2.3 million net income attributable to shareholders, basic and diluted earnings per share of $0.01). The decrease in net income compared to the prior year comparative period is primarily due to a lower gain on change in fair value of derivative financial instruments of $1.0 million (2023: $3.3 million gain), and an increase in income tax expense resulting from fewer eligible deductible expenses in Tanzania during the year.

Summary of Quarterly Results

($(000's), except per share amounts)								
US$ unless otherwise stated	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Net income (loss) and comprehensive income	3,284	(1,656)	1,921	(39)	2,309	(374)	(50)	5,160
Net income (loss) and comprehensive income (loss) attributable to:								
Non-controlling interests	1,229	983	841	927	908	890	1,349	1,648
Common shareholders	2,055	(2,639)	1,080	(966)	1,401	(1,264)	(1,399)	3,512
Net income (loss) and comprehensive income (loss)	3,284	(1,656)	1,921	(39)	2,309	(374)	(50)	5,160

During the three months ended August 31, 2024, the Company reported net income of $3.3 million ($2.1 million net income attributable to shareholders), compared to a net loss of $1.7 million ($2.6 million net loss attributable to shareholders) in the prior quarter (Q3 2024). The increase in net income compared to the prior quarter is primarily due to an increase in gross profit following higher ounces of gold sold (Q4 2024: 5,715, Q3 2024: 4,515) and an increase in average realized price (Q4 2024: $2,412, Q3 2024: $2,270), combined with a gain on change in fair value of derivative financial instruments of $1.9 million (Q3 2024: $2.7 million loss) due to a decrease in the Company's share price from Q3 2024 to Q4 2024 (Q4 2024: $0.39, Q3 2024: $0.48).

Liquidity and Capital Resources

At August 31, 2024, the Company had $8.3 million of cash (August 31, 2023 - $7.6 million) and working capital of $0.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash) (August 31, 2023 - $4.5 million).

The increase in cash of $0.7 million over August 31, 2023, was primarily due to an increase in operating cash flow (twelve months ended August 31, 2024: $15.3 million), partially offset by capital investment in infrastructure and development for Buckreef Gold (twelve months ended August 31, 2024: $14.0 million). During the twelve months ended August 31, 2024, the Company poured 19,389 ounces of gold, sold 19,075 ounces of gold which contributed to positive operating cash flow of $15.3 million. The increase in operating cash flow was partially offset by an increase in capital expenditures. For the twelve months ended August 31, 2024, the Company incurred a total of $14.0 million in cash capital expenditures, mainly related to the plant expansion to 2,000 tpd, construction of an expanded TSF, dewatering pumps to maintain a dry pit during the wet season, study costs related to the larger project, relocation of the powerline to accommodate expanded mining of the pit, and capitalized

pre-stripping mine development with FEMA to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in F2025.

To help supplement the Company's liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement with OCIM. The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. During November 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. Subsequent to August 31, 2024, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 17.0 ounces of gold per month, commencing November 2024, for a total of 204.1 ounces of gold over 12 months.

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively. During the year ended

62 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

63 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

August 31, 2024, gold zero-cost collar contracts for a total of 1,200 gold ounces (2023: 9,000 gold ounces) expired unexercised and 1,800 gold ounces (2023: nil) were exercised. As at August 31, 2024, and 2023, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2024, realized losses on exercised contracts amounted to $0.2 million (2023: $nil).

To provide the Company with access to additional liquidity, during Q3 2023, the Company announced that it entered into an At The Market Offering Agreement ("ATM") with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park"). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. During Q3 2023, the Company made one sale totaling 200,000 of its common shares to Lincoln Park for total proceeds of $110,000.

As of August 31, 2024, the Company has accumulated losses of $121.9 million since inception (August 31, 2023: $121.4 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2024, these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

administrative expenses

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 19 of the Consolidated Financial Statements for the year ended August 31, 2024.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units ("PSUs") (collectively, the "Omnibus Plan Awards"), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR+ on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Material accounting policies as well as any changes in accounting policies are discussed in Note 3 "Material Accounting Policies" of the Company's Consolidated Financial Statements for the year ended August 31, 2024.

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers' reports and filings.

Summary of Quarterly Results

	Three Months Ended August 31, 2024	Three Months Ended August 31, 2023	Twelve Months Ended August 31, 2024	Twelve Months Ended August 31, 2023
Revenue per financial statements	$13,622	$9,187	$41,158	$38,320
Revenue recognized from OCIM prepaid gold purchase agreement	(958)	(742)	(3,048)	(2,227)
Revenue from gold spot sales	12,664	8,445	38,110	36,093
Ounces of gold sold	5,715	4,796	19,075	20,864
Ounces of gold sold from OCIM prepaid gold purchase agreement	(465)	(434)	(1,587)	(1,301)
Ounces from gold spot sales	5,250	4,362	17,489	19,563
Average realized price (gross)	**$2,384**	**$1,916**	**$2,158**	**$1,837**
Average realized price net OCIM prepaid gold purchase agreement	**$2,412**	**$1,936**	**$2,179**	**$1,845**

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers' reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2024.

Summary of Quarterly Results

	Three Months Ended August 31, 2024	Three Months Ended August 31, 2023	Twelve Months Ended August 31, 2024	Twelve Months Ended August 31, 2023
Cost of sales per financial statements	$7,035	$5,105	$23,229	$20,126
Less: Depreciation	$(749)	$(396)	(2,195)	$(1,259)
Total cash cost	$6,286	$4,709	$21,034	$18,867
Ounces of gold sold	5,715	4,796	19,075	20,864
Cash cost per ounce of gold sold	**$1,100**	**$982**	**$1,103**	**$904**

64 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

65 ANNUAL REPORT
TRX GOLD

MANAGEMENT'S DISCUSSION
AND ANALYSIS
AUGUST 31, 2024

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers' reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Change in fair value of derivative financial instruments;

• Accretion related to the provision for reclamation;

• Share-based compensation expense; and

• Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2024.

	Three Months Ended August 31, 2024	Three Months Ended August 31, 2023	Twelve Months Ended August 31, 2024	Twelve Months Ended August 31, 2023
Net income and comprehensive income per financial statements	3,284	2,309	3,510	7,045
Add:				
Depreciation	749	396	2,195	1,259
Interest and other non-recurring expenses	782	240	2,011	859
Income tax expense	3,040	948	6,826	5,331
Change in fair value of derivative financial instruments	(1,948)	(1,635)	(1,023)	(3,305)
Share-based payment expense	250	562	1,743	2,501
Adjusted EBITDA	**6,157|**	2,820|	**15,262**	13,690

The Company has included "average realized price per ounce of gold sold", "cash cost per ounce of gold sold" and "Adjusted EBITDA" as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company's operational performance. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at August 31, 2024, there were 280,190,736 common shares outstanding, 36,190,769 share purchase warrants outstanding, 1,498,385 RSUs outstanding, nil PSUs/DSUs outstanding, and 15,436,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company's Form 40-F Annual Report for the year ended August 31, 2024, filed with the SEC on November 29, 2024, and on SEDAR+ as the Company's Annual Information Form on November 29, 2024.

Internal Control Over Financial Reporting ("ICFR")

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company's management, including the Company's Chief Executive Officer

("CEO") and Chief Financial Officer ("CFO") have conducted an evaluation of the design and effectiveness of the Company's ICFR as of August 31, 2023. In making this assessment, the Company's management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2024, due to a material weakness relating to its information technology general controls ("ITGC"). The Company relies on a third-party service provider that manages its enterprise resource planning ("ERP") software. As at August 31, 2024, the vendor did not have an assurance audit report to confirm the appropriate ITGCs were in place. As a result, the Company was unable to assess the internal controls related to security, availability, processing integrity and confidentiality surrounding the ERP. The Company did not have appropriate controls to monitor the vendor's control environment and ITGCs as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiency described immediately above was concluded on by management during the year ended August 31, 2024. The Company has prioritized the remediation of the material weakness and is working with its vendor to resolve the issue. During the year ended August 31, 2024, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements, and management made the following changes during the year to improve the internal control framework, including the following:

• Continued working with a third-party service provider to implement and test the design and operating effectiveness of key controls developed in the prior year period. Based on this work, the Company concluded that the majority of internal control deficiencies previously identified have been substantially remediated, except for the material weakness described above.

• Continued to build an experienced team at Buckreef Gold Company Limited, the Company's operating subsidiary, including hiring a new site Supply Chain Superintendent and adding additional headcount to enhance controls over the procurement process, document management, segregation of duties and optimization of the Company's financial reporting close process.

It is the Company's intention to remediate the material weakness by working closely with its vendor and, if required, designing

and implementing additional compensating controls over ITGCs over the course of fiscal 2025.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol "TRX" and also listed on the NYSE American trading under the symbol "TRX". Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca ⊘; with the SEC at sec.gov; and the Company's website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this year end 2024 MD&A. A copy of this year end 2024 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca ⊘.

Endnotes

[1]Refer to "Non-IFRS Performance Measures" section.

[2] Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A from the "Buckreef Main Zone NEE" prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

The results summarized in this MD&A from the "Stamford Bridge" target show intercepts that confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported only covers the first 100 m strike length, they are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

[3] Notes Regarding Sample Protocol from Metallurgical Variability Test Results: A 1 kg aliquot of each of Composite 3 to Composite 14 at a crush size of 100% - 1.18 mm were blended to form the master composite. The master composite was split into 1 kg aliquots using a rotary splitter. Three 1 kg aliquots from the master composite were milled in a rod mill to target grinds of 80% - 53 μm, 80% - 38 μm and 80% -25 μm. A 200 g aliquot was split from the 80% - 53 μm and wet milled in a ceramic charged ball mill to a target grind of 80% - 5 μm. The grinds were checked by screening the milled material on the specific screens and weighing the oversize material. A 20 g aliquot of the 80% - 5 μm was submitted to an external laboratory for particle size distribution. One 500 g aliquot of the milled sample was submitted for the head chemical analysis.



Audited Consolidated Financial Statements

For the years ended August 31, 2024 and 2023



TRX Gold Corporation
Audited Consolidated Financial Statements

For the years ended
August 31, 2024 and 2023

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of TRX Gold Corporation (the "Company") were prepared by management in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The material accounting policies of the Company are summarized in *Note 3* to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Stephen Mullowney"
Stephen Mullowney
Chief Executive Officer

"Michael P. Leonard"
Michael P. Leonard
Chief Financial Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have conducted an evaluation of the design and effectiveness of the Company's ICFR as of August 31, 2024. In making this assessment, the Company's management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2024, due to a material weakness relating to its information technology general controls ("ITGC"). The Company relies on a third-party service provider that manages its enterprise resource planning ("ERP") software. As at August 31, 2024, the vendor did not have an assurance audit report to confirm the appropriate ITGCs were in place. As a result, the Company was unable to assess the internal controls related to security, availability, processing integrity and confidentiality surrounding the ERP. The Company did not have appropriate controls to monitor the vendor's control environment and ITGCs as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2024. The Company has prioritized the remediation of the material weakness and is working with its vendor to resolve the matter.

During the year ended August 31, 2024, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements, and management made the following changes during the year to improve the internal control framework, including the following:

- Continued working with a third-party service provider to implement and test the design and operating effectiveness of key controls developed in the prior year period. Based on this work, the Company concluded that the majority of internal control deficiencies previously identified have been substantially remediated, except for the material weakness as described above.

- Continued to build an experienced team at Buckreef Gold Company Limited, the Company's operating subsidiary, including hiring a new site Supply Chain Superintendent and adding additional headcount to enhance controls over the procurement process, document management, segregation of duties, and optimization of the Company's financial reporting close process.

It is the Company's intention to remediate the material weakness by working closely with its vendor and, if required, designing and implementing additional compensating controls over ITGCs over the course of fiscal 2025.



Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2024, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT
Assessment of exploration and evaluation assets for potential impairment indicators As described in Notes 3, 4 and 8 to the financial statements, management reviews and evaluates the net carrying value of exploration and evaluation assets for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. If deemed necessary based on this review and evaluation, management performs a test for impairment. In its review and evaluation, management determined that there were no indicators that the carrying amount of exploration and evaluation assets, which have a carrying value of $2,281,000 as of August 31, 2024, may not be recoverable. We identified the assessment of unproved exploration and evaluation assets for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgement and an increased level of effort when performing audit procedures to evaluate the reasonableness of management's assumptions in determining whether indicators of impairment are present.	The procedures we performed to address this critical audit matter included the following, among others: • Evaluated the effectiveness of the Company's controls over managements' assessment of indicators of impairment over exploration and evaluation assets; • Evaluated of the Company's identification of significant events or changes in circumstances that have occurred indicating the underlying mineral property interests may not be recoverable; • Discussion with management of future business plans for the exploration and evaluation assets; and • Ensuring key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2016
Vancouver, Canada



dmcl.ca

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the "Company"), as of August 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2024 of the Company and our report dated November 29, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Vancouver

1500 – 1140 West Pender St.
Vancouver, BC V6E 4G1
604.687.4747

Surrey

200 – 1688 152 St.
Surrey, BC V4A 4N2
604.531.1154

Tri-Cities

700 – 2755 Lougheed Hwy
Port Coquitlam, BC V3B 5Y9
604.941.8266

Victoria

320 – 730 View St.
Victoria, BC V8W 3Y7
250.800.4694

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management identified a material weakness in the Company's overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring).

Management did not design and maintain effective controls over the following, which is a material weakness:

(a) The Company relies on a third-party service provider that manages its enterprise resource planning software, the Company did not have appropriate controls to monitor the vendors control environment and information technology general controls. In addition, the vendor did not have an assurance audit report to confirm that the appropriate information technology general controls were in place.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
November 29, 2024

TRX Gold Corporation
Consolidated Statements of Financial Position
(Expressed in Thousands of US Dollars)

	Note	August 31, 2024	August 31, 2023
Assets			
Current assets			
Cash		$ 8,331	$ 7,629
Amounts receivable	5	1,958	3,140
Prepayments and other assets	6	1,246	1,463
Inventories	7	6,249	4,961
Total current assets		17,784	17,193
Other long-term assets	5	3,259	2,948
Mineral property, plant and equipment	8	77,817	64,059
Total assets		$ 98,860	$ 84,200
Liabilities			
Current liabilities			
Amounts payable and accrued liabilities	19	$ 15,545	$ 11,571
Income tax payable		1,411	1,081
Current portion of deferred revenue	10	1,653	1,549
Current portion of lease liabilities	11	401	65
Derivative financial instrument liabilities	12	2,273	3,544
Total current liabilities		21,283	17,810
Lease liabilities	11	942	36
Deferred revenue	10	-	178
Deferred income tax liability	9	9,505	4,287
Provision for reclamation	13	1,091	833
Total liabilities		32,821	23,144
Equity			
Share capital	15	165,945	164,816
Share-based payments reserve	16	9,151	8,807
Warrants reserve	17	1,700	1,700
Accumulated deficit		(121,893)	(121,423)
Equity attributable to shareholders		54,903	53,900
Non-controlling interest	18	11,136	7,156
Total equity		66,039	61,056
Total equity and liabilities		$ 98,860	$ 84,200

Approved by the Board of Directors, original signed by:

Stephen Mullowney, Chief Executive Officer   Michael P. Leonard, Chief Financial Officer

---

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Consolidated Statements of Income and Comprehensive Income
(Expressed in Thousands of US Dollars, except per share amounts)

	Note	For the year ended August 31, 2024	2023
Revenue	23	$ 41,158	$ 38,320
Cost of sales			
Production costs		(17,940)	(16,057)
Royalty		(3,094)	(2,810)
Depreciation		(2,195)	(1,259)
Total cost of sales		(23,229)	(20,126)
Gross profit		17,929	18,194
General and administrative expenses	20	(6,889)	(7,628)
Change in fair value of derivative financial instruments	12	1,023	3,305
Foreign exchange gains		284	212
Interest and other expenses		(2,011)	(1,707)
Income before tax		10,336	12,376
Income tax expense	9	(6,826)	(5,331)
Net income and comprehensive income		$ 3,510	$ 7,045
Net income (loss) and comprehensive income (loss) attributable to:			
Shareholders	14	$ (470)	$ 2,250
Non-controlling interest	18	3,980	4,795
Net income and comprehensive income		$ 3,510	$ 7,045
(Loss) earnings per share attributable to shareholders			
Basic and diluted (loss) earnings per share	14	$ (0.00)	$ 0.01

The accompanying notes are an integral part of these consolidated financial statements.

9

TRX Gold Corporation
Consolidated Statements of Changes in Equity
(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves				Non-	
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	controlling interests	Total equity
Balance at August 31, 2022	276,146,184 $	163,946	$ 6,825 $	1,700 $	(123,673) $	48,798 $	2,361 $	51,159
Shares issued for share-based payments (Note 16)	1,123,514	675	(679)	-	-	(4)	-	(4)
Share-based compensation expense (Note 16)	-	-	2,697	-	-	2,697	-	2,697
Witholding tax impact on share-based payments	-	-	54	-	-	54	-	54
Shares issued for cash, net of share issuance costs (Note 15)	200,000	105	-	-	-	105	-	105
Shares issued for cashless exercise of options (Note 16)	155,619	90	(90)	-	-	-	-	-
Net income for the year	-	-	-	-	2,250	2,250	4,795	7,045
Balance at August 31, 2023	277,625,317 $	164,816	$ 8,807 $	1,700 $	(121,423)	53,900 $	7,156	61,056
Shares issued for share-based payments (Note 16)	2,565,419	1,129	(1,121)	-	-	8	-	8
Share-based compensation expense (Note 16)	-	-	2,018	-	-	2,018	-	2,018
Witholding tax impact on share-based payments	-	-	(553)	-	-	(553)	-	(553)
Net (loss) income for the year	-	-	-	-	(470)	(470)	3,980	3,510
Balance at August 31, 2024	280,190,736 $	165,945	$ 9,151 $	1,700 $	(121,893) $	54,903 $	11,136 $	66,039

The accompanying notes are an integral part of these consolidated financial statements.

10

TRX Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in Thousands of US Dollars)

	Note	For the year ended August 31, 2024	2023
Operating			
Net income		$ 3,510	$ 7,045
Adjustments for items not involving cash:			
Non-cash items	25	9,126	4,971
Changes in non-cash working capital:			
Decrease (increase) in amounts receivable		184	(48)
Increase in inventories		(929)	(868)
Decrease (increase) in prepaid and other assets		217	(96)
Increase in amounts payable and accrued liabilities		2,819	5,340
Increase in income tax payable		389	983
Cash provided by operating activities		$ 15,316	$ 17,327
Investing			
Exploration and evaluation assets and expenditures		$ (417)	$ (1,864)
Purchase of mineral property, plant and equipment		(13,261)	(15,923)
Increase in other long-term assets		(311)	(85)
Cash used in investing activities		$ (13,989)	$ (17,872)
Financing			
Proceeds from issuance of shares and warrants		$ -	$ 110
Issuance costs paid		-	(170)
Withholding taxes on settlement of share-based compensation payments		(553)	(127)
Lease payments		(72)	(115)
Cash used in financing activities		$ (625)	$ (302)
Net increase (decrease) in cash		$ 702	$ (847)
Cash at beginning of the year		7,629	8,476
Cash at end of the year		$ 8,331	$ 7,629
Income taxes paid in cash		$ 1,218	$ 62

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of operations

TRX Gold Corporation ("TRX Gold" or the "Company") was incorporated in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The Company's principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania ("Tanzania"). On November 1, 2022, the Company declared commercial production on the 1,000+ tonne per day ("tpd") process plant at its Buckreef Gold Project ("Buckreef") in Tanzania.

The Company's registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company's principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company's common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2. Basis of preparation

a) Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the Board of Directors of the Company on November 29, 2024.

b) Basis of presentation and measurement

All amounts in these consolidated financial statements are presented in United States dollars and rounded to the nearest thousand unless otherwise stated. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars. These consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 22.

3. Material accounting policies

a) Basis of consolidation

The consolidated financial statements are prepared by consolidating the financial statements of the Company and its subsidiaries as defined in IFRS 10, *Consolidated Financial Statements*. The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The material subsidiaries whose financial information is consolidated in these financial statements of the Company include:

	Country of incorporation	Ownership interest as at August 31,	
		2024	2023
TRX Gold Tanzania Limited	Tanzania	**100%**	100%
Tancan Mining Co. Limited	Tanzania	**100%**	100%
Buckreef Gold Company Ltd.	Tanzania	**55%**	55%

In preparing the consolidated financial statements, all inter-company balances and transactions between entities in the group, including any unrealized profits or losses, have been eliminated.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity therein. Non-controlling interests consist of the fair value of net assets acquired at the date of the original business combination and the non-controlling interests' share of changes in equity since the date of the business combination. Total comprehensive profit or loss is attributed to non-controlling interests even if this results in non-controlling interests having a deficit balance.

b) **Functional and presentation currency**

The functional currency of each of the Company's entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of all entities within the group is the USD, which is also the Company's presentation currency.

Foreign currency transactions are translated into the functional currency at exchange rates prevailing at the transaction date. Foreign currency monetary items are translated at period-end exchange rates. Differences arising on settlement of foreign currency transactions or translation of monetary items are recognized in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are treated in line with the recognition of the change in fair value of such an item.

c) **Inventories**

Inventories include ore stockpile, gold in-circuit, gold doré and supplies inventory. The value of production inventories includes direct production costs, mine-site overheads, depreciation on property, plant and equipment used in the production process, and depreciation of capitalized stripping costs and mineral properties, incurred to bring the inventory to their current point in the processing cycle. General and administrative costs not related to production are excluded from inventories. Inventories are carried at the lower of cost and net realizable value ("NRV"). NRV is determined with reference to estimated selling prices, less estimated costs of completion and selling costs. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

- Ore stockpile represents unprocessed ore that has been mined and is available for future processing. Ore stockpile is measured by estimating the recoverable ounces of gold added and removed from the stockpile through physical surveys, assay data and an estimated metallurgical recovery rate. Costs are added to ore stockpile based on current mining costs and are removed at the average costs per ounce of gold in the stockpile.

- Gold in-circuit represents material that is currently being processed to extract the gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. Gold in-circuit is carried at the average of the beginning inventory and the costs of ore material fed into the processing stream plus in-circuit conversion costs.

- Gold doré represents saleable gold in the form of doré bars that have been poured. Included in the costs are the costs of mining and processing activities, including mine-site overheads and depreciation.

- Supplies inventories include equipment parts and other consumables required in the mining and processing activities and are valued at the lower of average cost and net realizable value. Provision for obsolescence is determined by reference to specific inventory items identified.

d) **Mineral property, plant and equipment**

Mineral property, plant and equipment ("PP&E") are carried at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of PP&E consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss in the period in which they occur.

Depreciation

PP&E are depreciated over their useful lives commencing from the time the respective asset is ready for use. The Company uses the units-of-production method ("UOP") or straight-line basis according to the pattern in which the asset's future economic benefits are expected to be consumed. The UOP method results in a depreciation charge based on the recoverable ounces of gold produced in a period as a portion of total recoverable ounces of gold based on proven and probable reserves.

Depreciation for each class of PP&E is calculated using the following method:

Class of PP&E	Method	Years
Machinery and equipment	Straight-line	5 – 10 years
Automotive	Straight-line	5 years
Computer equipment and software	Straight-line	3 – 8 years
Leasehold improvements	Straight-line	5 years
Right-of-use assets	Straight-line	3 – 8 years
Processing plant	UOP	n/a
Mineral properties	UOP	n/a

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's PP&E and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

In connection with the successful commissioning of the processing plant expansion in November 2022, the Company reviewed the estimated useful life of its processing plant assets and determined the processing plant can be utilized to process all ore from Buckreef, although capital expenditures may be required in the future to expand the capacity of the plant or accommodate various types of ore. With regular and scheduled maintenance, the Company expects the processing plant to be utilized throughout the mine life of Buckreef. As a result, the processing plant is depreciated using the UOP method commencing in November 2022.

An item of PP&E is derecognized upon disposal, when classified as held for sale or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the net proceeds from disposal, if any, and the carrying amount of the asset, is recognized in profit or loss.

i) Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as "Construction in progress". Costs incurred on properties in the development stage are included in the carrying amount of "Construction in progress". A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized.

Construction in progress assets are not depreciated until they are completed and available for use.

Upon the commencement of commercial production, all related assets included in "Construction in progress" are reclassified to PP&E. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

- All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
- A reasonable period of testing of the mine plant and equipment has been completed;
- A predetermined percentage of design capacity of the mine and mill has been reached; and
- Required production levels, grades and recoveries have been achieved.

When a mine development project moves into the commercial production stage, the capitalization of mine development costs ceases and subsequent costs incurred are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, or mineable reserve development. It is also at this point that depreciation commences.

ii) Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development

phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Capitalized stripping costs are depleted on a units-of-production based on contained ounces of gold mined.

iii) Exploration and evaluation expenditures

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. If a property is abandoned, sold or impaired, an appropriate charge will be made to the income statement at the date of such impairment.

The Company reviews the carrying value of capitalized exploration and evaluation expenditures when events or changes in circumstances indicate that the carrying value may not be recoverable.

Examples of such events or changes in circumstances are as follows:

- The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If the carrying value exceeds fair value, the property will be written down to fair value with an impairment charged to the income statement in the period of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Once an economic viability has been determined for a property and a decision to proceed with development has been approved, exploration and evaluation expenditures previously capitalized are first tested for impairment and then classified as mineral properties.

e) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its PP&E to determine whether there is an indication that those assets may be impaired. If any such indicators exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where an asset does not generate cash flows independent from other assets, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years.

f) Leases

At the commencement date of a lease, the Company recognizes a lease liability, which is the discounted value of future lease payments using the lease-specific incremental borrowing rate, and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). The Company separately recognizes interest expense on the lease liability and depreciation expense on the right-of-use asset.

The Company recognizes right-of-use assets at the value of the corresponding lease liability, adjusted for any accrued and prepaid lease payments, and less any impairment provisions. Right-of-use assets are capitalized at the commencement date of the lease and comprise of the initial lease liability and initial direct costs incurred by the Company when entering into the lease less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term of the underlying asset or the useful life of the underlying asset if the lessee will exercise a purchase option. Cash flows relating to the reduction of lease liabilities have been presented as cash used in financing activities.

The Company has also elected to classify leases which end within 12 months of the date of initial application as short term leases. The lease payments associated with such leases are recognized as an expense in the income statement.

g) Decommissioning, restoration and similar liabilities

The Company recognizes provisions for legal and constructive obligations, including those associated with the reclamation of PP&E, when there is a present obligation as a result of exploration, development and production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal or constructive obligation. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using UOP. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the discount rate and amount or timing of the underlying cash flows required to settle the obligation. Future restoration costs are reviewed at each reporting period.

h) Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Current income tax is calculated on the basis of the law enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred income tax

Deferred income tax is recognized in accordance with the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial

statements at the end of each reporting period. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized, or the liability is settled based on tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

i) Financial instruments

i) Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss ("FVTPL"), amortized cost, or fair value through other comprehensive income ("FVOCI"). The Company determines the classification of its financial assets at initial recognition.

a. FVTPL

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net profit or loss.

b. Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as FVTPL: (i) the objective of the Company's business model for these financial assets is to collect their contractual cash flows, and (ii) the asset's contractual cash flows represent "solely payments of principal and interest".

A provision is recorded when the estimated recoverable amount of the financial asset is lower than its carrying amount. At each reporting period, the Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

c. Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing its financial assets.

ii) Derivative warrant liabilities

Share warrants (not including compensation warrants) are considered a derivative as they are not indexed solely to the Company's own stock.

During the year ended August 31, 2021, the Company issued convertible debentures with detachable warrants for the Company's common shares. The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants were initially recognized at fair value and subsequently measured at FVTPL.

The Company uses the Black-Scholes Option Pricing Model to estimate their fair values at each reporting date.

iii) Agent warrants and financing warrants

Warrants issued to agents in connection with equity financing are recorded at fair value and charged to share issuance costs associated with the offering with an offsetting credit to warrants reserve within shareholders' equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of common shares and the excess, if any, allocated to warrants.

iv) Gold zero-cost collars

On initial recognition, gold zero-cost collars are designated as derivative financial instruments and measured at FVTPL. Gold zero-cost collars are initially recognized at fair value and subsequently measured at FVTPL.

Transaction costs associated with financial instruments carried at FVTPL are expensed as incurred while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

The Company has classified and measured its financial instruments as described below:

- Amounts receivables, other long-term assets, amounts payable and accrued liabilities are classified as and measured at amortized cost; and
- Cash, derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as FVTPL.

j) Share-based payments

Share-based payment transactions

The Company has a number of equity-settled share-based compensation plans under which the Company's directors, employees and consultants receive a portion of their remuneration in the form of equity instruments for services rendered. In certain cases, the Company settles statutory withholding tax obligations in cash, based on the value of the Company's common shares, when vested equity instruments are settled.

Where the value of goods or services received by the Company in exchange for equity instruments issued cannot be specifically measured, they are measured at fair value of the equity instrument granted. The Company's share-based compensation plans are comprised of the following:

i) Stock options

Share-based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting period up to the vesting date. On exercise of the vested options, shares are issued from treasury.

The grant-date fair value of stock options is estimated using the Black-Scholes Option Pricing Model and expensed on a straight-line basis using the graded vesting method over the vesting period. The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share-based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

ii) Restricted share units ("RSUs")

Each RSU has a value equal to one TRX Gold common share. RSUs generally vest in common shares of the Company. The after-tax value of the award is settled by issuance of common shares from treasury upon vesting.

The grant-date fair value of RSUs is measured using the market value of the underlying shares at the date of grant and expensed on a straight-line basis using the graded vesting method over the vesting period as a component of general and administrative expenses and cost of sales, depending on the grantee.

k) Revenue recognition

Revenue consists of proceeds received or expected to be received for the Company's principal products, gold and silver doré. Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured. Title passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer. Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold. Gold and silver doré produced from Buckreef is sold at the prevailing spot market price based on London Fix Prices depending on the sales contract.

In addition to selling refined bullion at spot, the Company has doré purchase agreements in place with a financial institution. Under the agreements, the Company has the option to sell approximately 90% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. The Company has entered into an agreement with a third-party refiner and customer whereby the Company has provided irrevocable instructions to the refiner to transfer to the customer the refined ounces upon final processing outturn. Revenue is recognized when the Company delivers doré to the refiner and when payment of the purchase price for the purchased doré or bullion has been made in full by the customer. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the customer and the product has been effectively delivered to the customer with no further involvement required of the Company.

l) Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding during the year includes vested common shares awards which have yet to be issued as little to no consideration is required to exercise. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding common share awards, stock options, RSUs and share purchase warrants in the weighted average number of common shares outstanding during the year, if dilutive.

m) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

n) New accounting pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. The Company intends to adopt these standards when they become effective. Other standards and interpretations that are issued, but not yet effective, which are not expected to impact the Company have not been listed.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, *Presentation of Financial Statements,* and IFRS Practice Statement 2*, Making Materiality Judgements,* requiring that an entity discloses its material accounting policies, instead of its significant accounting policies. The amendments also added guidance on how an entity can identify material accounting policy information and clarified that accounting policy information is material if users of an entity's financial statements would need it to understand other material information in the financial statements or due to its nature even if the related amounts are immaterial.

The amendments to IAS 1 and IFRS Practice Statement 2 were adopted on September 1, 2023, and did not have a material impact on the Company's consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, *Accounting policies, changes in accounting estimates and errors*. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

The amendments to IAS 8 were adopted on September 1, 2023, and did not have a material impact on the Company's consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, *Income Taxes*. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions.

The amendments to IAS 12 were adopted on September 1, 2023, and did not have a material impact on the Company's consolidated financial statements.

Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* to replace IAS 1, *Presentation of Financial Statement*. IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently assessing the impact of the new standard.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the IASB issued amendments to IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures*. The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVOCI.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

4. **Material accounting judgments, estimates and assumptions**

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property, the date of commencement of commercial production, and the determination of functional currencies.

a) **Production Start Date**

Management assesses the stage of each mine development project to determine when a mine moves into the production stage. The criteria used to assess the start date of a mine are determined based on the unique nature of each mine development project. The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production phase. Some of the criteria include, but are not limited to, the following:

- A significant level of capital expenditures compared to construction cost estimates are complete,
- Ability to produce gold in saleable form within specifications has been achieved,
- Reasonable period for testing has been completed, and
- Reasonable level of ongoing production based on mill throughput, recovery rates and mill availability.

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. The processing plant was running consistently at or above nameplate capacity since October 2022 with gold recoveries exceeding 90%. All major construction activities were completed and Buckreef demonstrated its ability to sustain ongoing production levels.

b) **Exploration and evaluation assets and expenditures**

The application of the Company's accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

c) **Units-of-Production**

Management estimates recoverable proven and probable mineral reserves in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable reserves of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves. Estimation of proven and probable mineral reserves is updated when new relevant information becomes available, and the results are prospectively applied to calculate depreciation for future periods. The Company's units of production calculations are based on recovered ounces of gold poured.

d) **Stripping Costs in the Production Phase of a Surface Mine**

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

e) **Provision for reclamation**

Management assesses its mine restoration and rehabilitation provision each reporting period. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of rehabilitation activities, technological changes, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management's best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the rehabilitation asset and liability.

f) Impairment of Non-Current Assets

Non-current assets are tested for impairment if there is an indicator of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset. Cash flows are discounted by an appropriate discount rate to determine the net present value. Management has assessed its CGUs as being all sources of mill feed through a central mill, which is the lowest level for which cash inflows are largely independent of other assets.

g) Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related income tax assets and liabilities and the measurement of income tax expense and indirect taxes. This requires management to make estimates of future taxable profit or loss, and if actual results are significantly different than its estimates, the ability to realize any deferred tax assets or discharge deferred tax liabilities on the Company's consolidated statement of financial position could be impacted.

h) Valuation of share-based payments and financial instruments

The Company uses the Black-Scholes Option Pricing Model for valuation of stock options and derivative warrant liabilities. The Black-Scholes Option Pricing Model requires the input of subjective assumptions including the expected life of the instrument, expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate of the instrument and the Company's profit or loss and equity reserves.

5. Amounts receivable

	August 31, 2024	August 31, 2023
Receivable from precious metal sales	$ -	$ 488
Sales tax receivable [(1)]	5,144	5,554
Other	73	46
	5,217	6,088
Less: Long-term portion	(3,259)	(2,948)
Total amounts receivable	$ 1,958	$ 3,140

[(1)] Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

Below is an aged analysis of the Company's amounts receivable:

	August 31, 2024	August 31, 2023
Less than 1 month	$ 389	$ 573
1 to 3 months	916	1,055
Over 3 months	653	1,512
Total amounts receivable	$ 1,958	$ 3,140

During the year ended August 31, 2024, $0.6 million (August 31, 2023 - $0.3 million) of time-barred VAT was expensed following unsuccessful efforts to resolve historical documentation issues with the TRA. The Company held no collateral for any receivables. During the year ended August 31, 2024, the Company recovered $3.6 million of VAT refunds from the TRA. Subsequent to August 31, 2024, the Company recovered $0.9 million of VAT refunds from the TRA.

6. Prepayments and other assets

	August 31, 2024	August 31, 2023
Prepaid expenses and deposits	$ 539	$ 796
Deferred financing costs[(1)]	707	667
Total prepayments and other assets	$ 1,246	$ 1,463

[(1)] Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

7. Inventories

		August 31, 2024		August 31, 2023
Ore stockpile	$	4,533	$	3,361
Gold in-circuit		837		689
Gold doré		55		52
Total precious metals inventories		**5,425**		**4,102**
Supplies		824		859
Total inventories	$	**6,249**	$	**4,961**

8. Mineral property, plant and equipment

	Construction in progress	Exploration and evaluation expenditures[2]	Mineral properties	Processing plant and related infrastructure	Machinery and equipment[3]	Other[4]	Total
Cost							
As at August 31, 2022	$ 45,239	$ -	$ -	$ 7,076	$ 1,396	$ 143	$ 53,854
Additions	-	1,864	4,951	9,233	223	213	16,484
Adjustment to reclamation provision	-	-	(2,234)	-	-	-	(2,234)
Transfers[1]	(45,239)	-	38,485	6,754	5	(5)	-
As at August 31, 2023	$ -	$ 1,864	$ 41,202	$ 23,063	$ 1,624	$ 351	$ 68,104
Additions	-	417	6,809	6,885	417	1,699	16,227
Adjustment to reclamation provision	-	-	150	-	-	-	150
Disposals	-	-	-	-	-	(137)	(137)
As at August 31, 2024	$ -	$ 2,281	$ 48,161	$ 29,948	$ 2,041	$ 1,913	$ 84,344
Accumulated depreciation							
As at August 31, 2022	$ -	$ -	$ -	$ 1,566	$ 619	$ 35	$ 2,220
Depreciation	-	-	1,261	210	209	145	1,825
Transfers	-	-	(362)	362	-	-	-
As at August 31, 2023	$ -	$ -	$ 899	$ 2,138	$ 828	$ 180	$ 4,045
Depreciation	-	-	1,977	327	239	76	2,619
Disposals	-	-	-	-	-	(137)	(137)
As at August 31, 2024	$ -	$ -	$ 2,876	$ 2,465	$ 1,067	$ 119	$ 6,527
Net book value							
As at August 31, 2023	$ -	$ 1,864	$ 40,303	$ 20,925	$ 796	$ 171	$ 64,059
As at August 31, 2024	$ -	$ 2,281	$ 45,285	$ 27,483	$ 974	$ 1,794	$ 77,817

[1] On November 1, 2022, Buckreef achieved commercial production at which point development expenditures were subject to depreciation.

[2] Represents exploration and evaluation expenditures related to the Eastern Porphyry and Anfield deposits on the Buckreef property.

[3] Includes automotive, computer equipment and software.

[4] Includes leasehold improvements and right-of-use assets.

The continuity of expenditures for exploration and evaluation asset is as follows:

	Buckreef
Balance, August 31, 2022	$ -
Exploration expenditures:	
Geological consulting	529
Personnel costs	385
Trenching and drilling	921
Others	29
Balance, August 31, 2023	$ 1,864
Exploration expenditures:	
Geological consulting	4
Personnel costs	380
Trenching and drilling	31
Others	2
Balance, August 31, 2024	$ 2,281

9. Income tax

The Company's provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income before income taxes as a result of the following:

	For the year ended August 31,		
	2024		2023
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.5%		26.50%
Statutory income tax rates applied to accounting income	$ 2,739	$	3,280
Increase (decrease) in provision for income taxes:			
Foreign tax rates different from statutory rate	518		50
Permanent differences and other items	993		1,222
Benefit of tax losses not recognized	2,576		779
Total provision for income taxes	$ **6,826**	$	**5,331**

The enacted tax rates in Canada of 26.50% (2023 - 26.50%) and Tanzania of 30% (2023 - 30%) where the Company operates are applied in the tax provision calculation.

The provision for income taxes consists of the following:

	August 31, 2024		August 31, 2023
Current income taxes	$ 1,608	$	1,044
Deferred income taxes	5,218		4,287
Total provision for income taxes	$ **6,826**	$	**5,331**

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2024 and 2023 are as follows:

Deferred Income Tax Liabilities		Mineral properties		Total
At August 31, 2022	$	(10,050)	$	(10,050)
Charged to the consolidated statement of comprehensive income		(1,438)		(1,438)
At August 31, 2023		(11,488)		(11,488)
Charged to the consolidated statement of comprehensive income		(885)		(885)
At August 31, 2024	$	**(12,373)**	$	**(12,373)**

Deferred Income Tax Assets		Non-capital losses		Total
At August 31, 2022	$	10,050	$	10,050
Charged to the consolidated statement of comprehensive income		(2,849)		(2,849)
At August 31, 2023		7,201		7,201
Charged to the consolidated statement of comprehensive income		(4,333)		(4,333)
At August 31, 2024	$	**2,868**	$	**2,868**

Net deferred tax assets (liabilities)				
At August 31, 2023	$	(4,287)	$	(4,287)
At August 31, 2024	$	**(9,505)**	$	**(9,505)**

The carrying value of Buckreef's Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carry-forwards resulted in a deferred tax liability.

The following temporary differences have not been recognized in the Company's consolidated financial statements:

		August 31, 2024		August 31, 2023
Non-capital losses	$	93,678	$	88,377
Property, plant and equipment		107		149
Financing costs		827		1,414
Total unrecognized temporary differences	$	**94,612**	$	**89,940**

At August 31, 2024, non-capital losses include $48.7 million expiring between 2026 to 2044 (2023: $44.0 million expiring between 2026 to 2043) in Canada and $45.0 million (2023: $44.4 million) with no expiry date in Tanzania that may be used to offset against future taxable income in their respective jurisdictions. The maximum amount of tax losses that a business can utilize in Tanzania is 60% (2023: 70%) of its taxable profit for the current year. The remaining 40% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef's current income tax is calculated at an effective tax rate of 12% (2023: 9%) until Buckreef's tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

At August 31, 2024, $nil (2023: $nil) was recognized as a deferred tax liability for taxes that would be payable on the unremitted earnings the Company's subsidiaries as the Company's subsidiaries have a deficit.

10. Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement ("Agreement") with OCIM Metals and Mining S.A. The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. During November 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months.

The Agreement has been accounted for as a contract in accordance with IFRS 15, *Revenue from Contracts with Customers*. As the total amount paid up-front by OCIM for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the Agreement contains a significant financing component ("SFC"). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand-alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

		Amount
As at August 31, 2022	$	**2,485**
Drawdown		1,000
Accretion of deferred revenue (Note 25)		454
Transaction costs expensed		15
Revenue recognized		(2,227)
As at August 31, 2023	$	**1,727**
Drawdown		2,500
Accretion of deferred revenue (Note 25)		474
Revenue recognized		(3,048)
As at August 31, 2024	$	**1,653**

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

	For the year ended August 31,	
	2024	2023
Current portion of deferred revenue	$ **1,653**	$ 1,549
Deferred revenue	**-**	178
Balance at end of year	$ **1,653**	$ 1,727

On October 30, 2024, the Company drew an additional $0.5 million in exchange for delivering 17 ounces of gold per month, commencing November 2024, for a total of 204 ounces of gold over 12 months.

11. Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company's lease liabilities primarily comprise of a lease for seven pieces of mobile equipment for use in Buckreef's mining operations.

The carrying amounts of lease liabilities and movements during the year were:

	Amount
As at August 31, 2022	$ -
Additions	203
Accretion of lease liabilities (Note 25)	9
Lease payments	(115)
Foreign exchange loss	4
As at August 31, 2023	$ 101
Additions	1,311
Accretion of lease liabilities (Note 25)	3
Lease payments	(72)
As at August 31, 2024	$ 1,343

	For the year ended August 31,	
	2024	2023
Current portion of lease liabilities	$ **401**	$ 65
Lease liabilities	**942**	36
Balance at end of year	$ **1,343**	$ 101

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

The following amounts are recognized in the statement of income and comprehensive income:

	For the year ended August 31,	
	2024	2023
Depreciation expense for right-of-use assets	$ **56**	$ 119
Accretion of lease liabilities	**3**	9
Total amount	$ **59**	$ 128

As at August 31, 2024, the Company was committed to a lease contract for six additional pieces of mobile equipment which had not yet commenced. As at August 31, 2024, the Company's had the following lease commitments:

	Amount
Not later than one month	$ **45**
Later than one month and not later than three months	**91**
Later than three months and not later than one year	**410**
Later than one year and not later than five years	**1,085**
Total undiscounted lease commitments	$ **1,631**

Subsequent to August 31, 2024, the Company entered into leases for four additional pieces of mobile equipment with payments totaling $1.9 million.

As at August 31, 2024, the carrying value of right-of-use assets amounted to $1.7 million (2023 - $0.1 million). Mobile equipment under lease contracts are depreciated over their useful life as the purchase price at the end of the lease term is immaterial.

12. Derivative financial instrument liabilities

	August 31, 2024	August 31, 2023
Derivative warrant liabilities	$ **2,273**	$ 3,544
Total derivative financial instrument liabilities	$ **2,273**	$ 3,544

a) **Derivative warrant liabilities**

	Amount
As at August 31, 2022	$ 6,849
Change in fair value (Note 25)	(3,305)
As at August 31, 2023	$ 3,544
Change in fair value (Note 25)	(1,271)
As at August 31, 2024	$ 2,273

Derivative warrant liabilities of $2.3 million will only be settled by issuing equity of the Company.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	August 31, 2024	August 31, 2023
Share price	$0.39	$0.39
Risk-free interest rate	3.82% - 4.13%	4.43% - 4.66%
Dividend yield	0%	0%
Expected volatility	47% - 49%	52%
Remaining term (in years)	1.5 – 2.4	2.5 – 3.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the year ended August 31, 2024 would increase or decrease by:

	August 31, 2024	
10% change in expected volatilities	**Increase**	**Decrease**
(Loss) income	$ (635)	$ 587

b) Gold zero-cost collars

In March 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totalling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounce, respectively.

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

During the year ended August 31, 2024, gold zero-cost collar contracts for a total of 1,200 gold ounces (2023 – 9,000 gold ounces) expired unexercised and 1,800 gold ounces (2023 – nil) were exercised. As at August 31, 2024 and 2023, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2024, realized losses on exercised contracts amounted to $0.2 million (2023 - $nil).

13. Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for reclamation expenses is as follows:

	For the year ended August 31, 2024
Balance at beginning of year	$ 833
Increase in estimate for provision for reclamation	486
Change in discount rate	(336)
Accretion of provision for reclamation (Note 25)	108
Balance at end of year	$ 1,091

The provision for reclamation was estimated using the following inputs and assumptions:

a) Total undiscounted amount of future reclamation costs was estimated to be $5.7 million (2023 – $4.1 million).
b) Risk-free rate of 15% (2023 – 13%).
c) Inflation rate of 4% (2023 – 4%).
d) Weighted average expected timing of cash outflows of 17 years (2023 – 19 years).

14. (Loss) earnings per share

	For the year ended August 31,	
	2024	2023
Net (loss) income attributable to shareholders	$ (470)	$ 2,250
Weighted average number of common shares for basic EPS[1]	289,618,686	282,401,603
Effect of dilutive stock options, warrants, RSUs and share awards	-	6,127,725
Weighted average number of common shares for diluted EPS[1]	289,618,686	288,529,328

[1] The weighted average number of common shares for basic and diluted EPS include 10.0 million gross number of vested, but unissued, common shares relating to common share awards.

For the year ended August 31, 2024, the weighted average number of common shares for diluted EPS excluded 15.4 million stock options, 1.5 million RSUs, and 36.2 million warrants that were anti-dilutive for the period (2023: 10.5 million stock options and 39.0 million share warrants).

15. Share Capital

The Company's authorized capital stock includes an unlimited number of common shares having no par value and preferred shares issuable in series (issued - nil).

i)   *Activity during the year ended August 31, 2023*

On May 17, 2023, the Company sold 200,000 common shares in relation to the purchase agreement entered into on January 20, 2022, for $0.01 million.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

16. Share-based payments reserve

	For the year ended August 31,	
	2024	**2023**
Balance at beginning of year	$ 8,807	$ 6,825
Share-based compensation expense	2,018	2,697
Transfer on exercise of options and other share-based awards	(1,674)	(715)
Balance at end of year	$ 9,151	$ 8,807

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the "Omnibus Plan Awards").

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense for the year ended August 31, 2024 totaled $2.0 million (2023: $2.7 million) including $0.1 million (2023: $0.2 million) to consultants for marketing services.

As at August 31, 2024, the Company had 5,997,632 (August 31, 2023 – 3,617,450) share awards available for issuance under the Omnibus Equity Incentive Plan.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

a) Stock options

Canadian Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2022	**5,336,000**	**CAD $0.41**
Options exercised[1]	(350,000)	CAD $0.42
Balance – August 31, 2024 and August 31, 2023	**4,986,000**	**CAD $0.41**

[1] The weighted average share price at the time of the option exercise was C$0.75.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

Exercise price	Number of options		Expiry Date	Remaining contractual life (years)
	Outstanding	Exercisable		
C$0.35	100,000	100,000	January 2, 2027	2.3
C$0.40	2,259,000	2,259,000	October 11, 2026	2.1
C$0.40	95,000	95,000	October 6, 2024	0.1
C$0.43	2,065,000	2,065,000	September 29, 2026	2.1
C$0.43	467,000	467,000	October 6, 2024	0.1
C$0.41[1]	**4,986,000**	**4,986,000**		**1.9**

[1] Total represents weighted average.

US Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2022	**7,375,000**	**$0.50**
Options granted	3,075,000	$0.45
Balance – August 31, 2024 and August 31, 2023	**10,450,000**	**$0.49**

Options to purchase common shares carry exercise prices and terms to maturity as follows:

Exercise price	Number of options		Expiry Date	Remaining contractual life (years)
	Outstanding	Exercisable		
USD $0.50	7,375,000	4,425,000	August 17, 2027	3.0
USD $0.45	3,075,000	1,230,000	August 28, 2028	4.0
USD $0.49[1]	**10,450,000**	**5,655,000**		**3.3**

[1] Total represents weighted average.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

The grant date fair value of options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	For the year ended August 31, 2023
Grant-date share price	$0.41
Weighted average grant-date fair value	$0.16
Exercise price	0.45
Risk-free interest rates	4.41% - 4.78%
Expected life of stock options (in years)[1]	2.5 – 3.4
Expected volatility of share price[2]	49% - 55%
Expected dividend yield	0%

[1] The expected life term of stock options granted is derived from the remaining contractual term.
[2] The Company uses historical volatility to estimate the expected volatility of the Company's share price.

For the year ended August 31, 2024, share-based payment expenses related to stock options totaled $0.7 million (2023 – $0.7 million).

b) Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

	Number of RSUs
Balance – August 31, 2022	**1,855,276**
Granted	2,826,493
Forfeited	(267,412)
Exercised	(941,280)
Balance – August 31, 2023	**3,473,077**
Granted	57,432
Exercised	(2,032,124)
Balance – August 31, 2024	**1,498,385**

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

For the year ended August 31, 2024, share-based payment expenses related to RSUs totaled $1.0 million (2023 - $0.5 million).

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

17. Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2022	**41,970,074**	**$0.72**	**3.6**
Warrants expired	(3,002,037)	$1.21	
Balance – August 31, 2023	**38,968,037**	**$0.68**	**2.8**
Warrants expired	(2,777,268)	$1.50	
Balance – August 31, 2024	**36,190,769**	**$0.62**	**1.9**

As at August 31, 2024, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – August 31, 2024	**36,190,769**	**$0.62**[1]	

[1] Total represents weighted average.

18. Non-controlling interest

The changes to the non-controlling interest for the years ended August 31, 2024 and 2023 are as follows:

	For the year ended August 31,	
	2024	2023
Balance at beginning of year	$ 7,156	$ 2,361
Non-controlling interest's 45% share of Buckreef Gold's comprehensive earnings	3,980	4,795
Balance at end of year	**$ 11,136**	**$ 7,156**

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

Summarized financial information for Buckreef is disclosed below:

Income Statement	For the year ended August 31,			
		2024		2023
Revenue	$	40,948	$	38,320
Depreciation		2,195		1,259
Accretion expense		584		709
Income tax expense		6,826		5,331
Comprehensive income for the year		8,845		10,656

Statement of Financial Position		August 31, 2024		August 31, 2023
Current assets	$	11,297	$	11,238
Non-current assets		78,952		64,762
Total current liabilities		(16,973)		(12,113)
Non-current liabilities		(11,528)		(5,301)
Advances from parent, net		(30,210)		(36,049)

Statement of Cash Flows	For the year ended August 31,			
		2024		2023
Cash provided by operating activities	$	20,191	$	21,903
Cash used in investing activities		(13,813)		(17,863)
Cash used in financing activities		(6,167)		(2,012)

19. Related party transactions

The Company's key management personnel consist of its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice President, Tanzania and directors of the Company. Related parties include the key management personnel, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of key management personnel of the Company was as follows:

Key management personnel	For the year ended August 31,			
		2024		2023
Remuneration	$	1,766	$	2,135
Share-based compensation expense		1,332		2,148
Total key management personnel	$	3,098	$	4,283

As at August 31, 2024, included in amounts payable is $nil (August 31, 2023 - $0.4 million) due to related parties with no specific terms of repayment.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

During the year ended August 31, 2024, $0.7 million for stock options granted to key management personnel was expensed (2023 - $0.7 million) and $0.4 million for RSUs granted to directors and key management personnel was expensed (2023 - $0.2 million).

During the year ended August 31, 2024, $0.2 million related to common share awards granted to directors and key management personnel pursuant to their employment contracts was expensed (2023 - $1.3 million). As of August 31, 2024, 11.4 million of vested common share awards have yet to be issued.

During the year ended August 31, 2024, Buckreef recognized expenses of $nil (2023: $0.7 million) related to services provided by the Company and $0.4 million (2023: $0.2 million) related to loans provided by its parent.

20. General and administrative expenses

	For the year ended August 31,			
		2024		2023
Directors' fees (Note 19)	$	267	$	409
Insurance		313		380
Office and general		276		159
Shareholder information		452		450
Professional fees		600		442
Salaries and benefits (Notes 16 and 19)		2,338		2,470
Consulting		614		472
Share-based compensation expense (Notes 16 and 19)		1,743		2,501
Travel and accommodation		189		215
Depreciation		65		103
Other		32		27
Total general and administrative expenses	$	6,889	$	7,628

21. Management of capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its Buckreef's operations and processing plant expansion, to obtain corporate and administrative functions necessary to support organizational functioning, and to obtain sufficient funding to further the identification and development of precious metals deposits.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders' equity. In order to carry out planned expansion and exploration activities and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2024. The Company is not subject to externally imposed capital requirements.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company considers its capital to be shareholders' equity, which is comprised of share capital, reserves, and accumulated deficit, which as at August 31, 2024 totaled $54.9 million (2023 - $53.9 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements; however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

22. Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company's financial instruments as at August 31, 2024 and 2023:

	August 31, 2024	August 31, 2023
Financial Assets		
Measured at amortized cost		
Amounts receivable	$ **1,958**	$ 3,140
Measured at fair value through profit or loss		
Cash	**8,331**	7,629
Financial Liabilities		
Measured at amortized cost		
Amounts payables and accrued liabilities	**15,545**	11,571
Measured at fair value through profit or loss		
Derivative financial instrument liabilities	**2,273**	3,544

Cash, derivative warrant liabilities and gold zero-cost collars are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company's amounts receivable and amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
- Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at August 31, 2024 and 2023, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and amounts receivables and the carrying value of those accounts represent the Company's maximum exposure to credit risk.

The Company does not have any significant credit risk exposure as cash is held with multi-national financial institutions with limited credit risk. The Company does not have significant credit risk exposure on accounts receivable as gold sales are executed with an established gold metal merchant with access to significant credit lines. The majority of gold production is sold into the spot market.

The Company has not recorded an impairment or allowance for credit risk as at August 31, 2024 and 2023.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2024, the Company had current assets of $17.8 million, including cash of $8.3 million, and current liabilities of $21.3 million. The Company's current liabilities exceeded its current assets by $3.5 million. Within working capital, current liabilities include $2.3 million in derivative liabilities which will only be settled by issuing equity of the Company. Further funding may be required for working capital purposes and to finance the Company's in-fill drilling, exploration program and development of mining assets.

Foreign currency risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in Canada, the United States of America and Tanzania and holds cash mainly in CAD, USD and Tanzanian Shillings ("TZS"). A significant change in the currency exchange rates between USD relative to CAD and TZS could have an effect on the Company's results of operations, financial position or cash flows. As at August 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amounts of the Company's foreign currency denominated monetary assets and liabilities are as follows:

		August 31, 2024		August 31, 2023
Monetary Assets				
CAD	$	621	$	303
TZS		5,543		7,048

		August 31, 2024		August 31, 2023
Monetary Liabilities				
CAD	$	893	$	868
TZS		23,172		13,061

Sensitivity analysis

If the US dollar had appreciated by 10% against the Canadian dollar and Tanzanian shillings, monetary financial assets and financial liabilities as at August 31, 2024 and 2023 would increase or decrease by:

		August 31, 2024		August 31, 2023
Financial Assets				
CAD	$	(62)	$	(30)
TZS		(554)		(705)

		August 31, 2024		August 31, 2023
Financial Liabilities				
CAD	$	89	$	87
TZS		2,310		1,306

23. Segmented information

Operating segments

The Company's Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the consolidated financial statements represent this single reporting segment. The Company's corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, *Operating Segments*.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company's geographic locations are as follows:

		For the year ended August 31,		
Revenue		**2024**		2023
Tanzania	$	41,158	$	38,320
Total revenue	$	41,158	$	38,320

During the year ended August 31, 2024, the Company generated 93% (2023 – 96%) of its revenue from one (2023 – one) customer totalling $38.1 million (2023 – $36.9 million).

Non-current assets		**August 31, 2024**		August 31, 2023
Canada	$	36	$	55
Tanzania		81,040		66,952
Total non-current assets	$	81,076	$	67,007

24. Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2024 and 2023, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at August 31, 2024 and 2023.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2024 and 2023
(Expressed in Thousands of US dollars, except for share and per share amounts)

25. Non-cash items

	For the year ended August 31,	
	2024	**2023**
Depreciation	$ 2,260	$ 1,362
Change in fair value of derivative financial instruments (Note 12)	(1,271)	(3,305)
Share-based compensation expense	2,026	2,697
Accretion of provision for reclamation (Note 13)	108	252
Deferred income tax expense (Note 9)	5,218	4,287
Accretion of lease liabilities (Note 11)	3	9
Deferred revenue (Note 10)	(548)	(1,227)
Accretion of deferred revenue (Note 10)	474	454
Foreign exchange gains	275	151
VAT written-off (Note 5)	581	276
Other expenses	-	15
Total non-cash items	**$ 9,126**	**$ 4,971**



Disclosure and Cautionary Statement Regarding Forward Looking Information

This annual report contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking state-ments. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "be-lieves", "hopes", "intends", "estimated", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Forward-looking statements relate to future events or future per-formance and reflect TRX Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future produc-tion, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assump-tions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the for-ward-looking statements due to a variety of risks, uncertainties and oth-er factors. These risks, uncertainties and factors include general business, legal, economic, com-petitive, political, regula-tory and social uncertainties; actual results of exploration activi-ties and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the abil-ity to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and short-ages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in TRX Gold's Annual Information Form for the year ended August 31, 20232024, as filed with the SEC under the Company's Form 40F and on the Company's profile at www.sedarplus. ca. The information con-tained in this presentation is as of the date of the presenta-tion and TRX Gold assumes no duty to update such information.

TRX Gold Corporation ("TRX Gold" or the "Company"), has taken all reasonable care in pro-ducing and publishing infor-mation contained in this report. TRX Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or infor-mation in this presentation. The information is not a substitute for independent profession-al advice before making any invest-ment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this presentation. Andrew M. Cheatle, P.Geo. is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. Mr. William van Breugel, P.Eng, BASc (Hons), Technical Advisor to TRX Gold Corporation, is the Company's Qualified Person under National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101") and has reviewed and assumes responsibil-ity for the scientific and technical content in this report.

n. The disclosure contained in this presentation of a scientific or technical nature relating to the Company's Buckreef Project has been summarized or extracted from the technical report enti-tled The "National Instrument 43-101 Independent Technical Re-port, Updated Mineral Re-source Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold Corporation (TRX)" with an effective date (the "Effective Date") of May 15, 2020 (the "2020 Technical Report"). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Manage-ment Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer. each of whom is an independent Qualified Person as such term is de-fined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifi-cat-ions and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Techni-cal Report which has been filed with the applicable regulatory authorities and is available on the Company's profile at www. sedarplus.ca.

The Company did not complete any new work that would war-rant reporting material changes in the previously reported Miner-al Resource ("MRE") and Mineral Reserve statements during the prior reporting period. The 2020 Technical Report follows the CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Definition Standards") and the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guide-lines ("CIM Guidelines").

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this presentation have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.

Endnotes

The company has included certain non-IFRS measures in this annual report. Refer to pages 63 and 64 of the Company's August 31, 2024 MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards ("IFRS"), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.



Contact

Directors

STEPHEN MULLOWNEY

Chief Executive Officer,
Non-Independent

SHUBO RAKHIT

Chairman,
Independent

DR NORMAN BETTS

Independent

RICHARD J. STEINBERG

Independent

Executive Team

STEPHEN MULLOWNEY

Chief Executive Officer

RICHARD BOFFEY

Chief Operating Officer

MICHAEL P. LEONARD

Chief Financial Officer

ISAAC BISANSABA

Manager of Technical Services
Buckreef Gold

GASTON MJWAHUZI

General Manager
Buckreef Gold

KHALAF RASHID

Senior VP, Tanzania

Corporate Offices

TRX Gold Corporation
Suite 403,
277 Lakeshore Road East
Oakville, Ontario, L6J 6J3

Transfer Agent

Odyssey Trust Company
323-409 Granville Street
Vancouver BC | V6C 1T2

Shareholder Contacts

Shareholders are welcome to contact the Investor Relations Department for general information on the Company at IR@TRXgold.com .

For more information on such matters as share certificates, transfers, and change of address, inquiries should be directed to the Company's Transfer Agent at shareholders@odysseytrust.com

Auditors

Dale, Matheson, Carr – Hilton, Labonte LLP.
1500-1140 West Pender Street,
Vancouver, BC V6E 4G1

Website

www.TRXgold.com


LIEBHERR
LIEBHERR

TRX GOLD

TRXGOLD.COM